    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1997



                                                      REGISTRATION NO. 333-31873

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             BOX HILL SYSTEMS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             NEW YORK                               3572                              13-3460176
   (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------

                           161 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10013
                                 (212) 989-4455
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  PHILIP BLACK
                            CHIEF EXECUTIVE OFFICER
                             BOX HILL SYSTEMS CORP.
                           161 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10013
                                 (212) 989-4455
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                  LEO SILVERSTEIN, ESQ.                                         JOHN W. WHITE, ESQ.
                   BROCK, FENSTERSTOCK,                                       CRAVATH, SWAINE & MOORE
            SILVERSTEIN, MCAULIFFE & WADE, LLC                                    WORLDWIDE PLAZA
             ONE CITICORP CENTER, 56TH FLOOR                                     825 EIGHTH AVENUE
                      (212) 371-2000                                          NEW YORK, NEW YORK 10019
                                                                                   (212) 474-1000

                            ------------------------


                        CALCULATION OF REGISTRATION FEE



================================================================================================================
                                                                                   PROPOSED
                                                                  PROPOSED         MAXIMUM
            TITLE OF EACH CLASS                   AMOUNT          MAXIMUM         AGGREGATE
               OF SECURITIES                      TO BE        OFFERING PRICE      OFFERING        AMOUNT OF
              TO BE REGISTERED                REGISTERED(1)     PER SHARE(2)     PRICE(1)(2)    REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................    5,290,000          $14.00        $74,060,000        $22,442
================================================================================================================



(1) Includes 690,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any. See "Underwriting."


(2) Estimated solely for purposes of calculating the registration fee, of which $18,182 was previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

                                AUGUST 27, 1997

PROSPECTUS


4,600,000 SHARES


BOXHILL LOGO

COMMON STOCK
($.01 PAR VALUE)


Of the 4,600,000 shares of common stock, $.01 par value per share (the "Common Stock"), of Box Hill Systems Corp. ("Box Hill" or the "Company") offered hereby (the "Shares"), 2,700,000 shares are being issued and sold by the Company and 1,900,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."



Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.



The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "BXH," subject to official notice of issuance.


SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES BEING OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
                                    PRICE TO       UNDERWRITING      PROCEEDS TO
                                     PUBLIC          DISCOUNT        COMPANY(1)       PROCEEDS TO
                                                                                        SELLING
                                                                                     SHAREHOLDERS
Per Share......................  $                $                $                $
Total(2).......................  $                $                $                $
---------------------------------------------------------------------------------------------------


(1) Before deducting expenses of the Offering payable by the Company estimated at $625,000.


(2) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 690,000 additional shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount, Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."


The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about             , 1997.

SALOMON BROTHERS INC                                       MONTGOMERY SECURITIES

The date of this Prospectus is             , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     Certain statements contained in this "Prospectus Summary" and in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information, financial statements, including the notes thereto, and pro forma financial information appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under "Risk Factors." Unless otherwise stated, or unless the context otherwise requires, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All share totals stated herein reflect a 3.3-for-1 stock split which will occur in connection with the Offering. See "Glossary" for the Company's definitions of certain terms and acronyms used herein.


                                  THE COMPANY

     Box Hill designs, manufactures, markets and supports high-performance data storage systems for the Open Systems computing environment. The Company's storage solutions encompass a broad range of scalable products and services targeting high-end customers who demand high performance, high availability and the highest level of customer and technical support. The Company has a history of providing storage solutions that meet these requirements by combining extensive design and implementation experience with leading edge technologies. The Company was among the first to develop and successfully commercialize a hot-swappable SCSI Disk Array storage system and a Redundant Array of Inexpensive/Independent Disks ("RAID") storage system for UNIX. In addition, the Company recently introduced the Fibre Box(R), one of the first Fibre Channel storage systems, and is finalizing the development of its X/ORaid(TM) Module, which takes advantage of the new RAID capabilities that are currently being embedded in Fibre Channel drives. Box Hill is also a leader in providing comprehensive "best of breed" backup solutions to the Open Systems marketplace.


     Demand for the Company's products is fueled by the rapid proliferation of new data-intensive applications, such as video, the Internet, intranets, multimedia, data warehousing and data mining, as well as the migration of mission-critical applications off mainframe computers. These products are targeted to the high end of the Open Systems market, which is characterized by large capacity UNIX and Windows NT servers operating in multi-platform environments, generally running mission-critical applications. International Data Corporation ("IDC"), an independent market research firm, estimates that the worldwide market for RAID storage systems in UNIX environments will grow at a compounded annual growth rate of 19.3%, increasing from $6.3 billion in 1996 to $12.9 billion in 2000. In addition, IDC estimates that the worldwide market for RAID storage systems in Windows NT environments will grow at a compounded annual growth rate of 34.1%, increasing from $1.3 billion in 1996 to $4.3 billion in 2000.


     The Open Systems market's current storage options include Disk Arrays, RAID storage systems and tape backup systems, each of which are generally attached to hosts by the Small Computer Systems Interface ("SCSI"). Fibre Channel, an emerging high-speed serial interface that has recently become commercially available, enables the transfer of data between computers and peripherals at substantially increased rates, over greatly increased cabling lengths and among a greater number of host/device connections. Fibre Channel also enables industry standard RAID functionality to be efficiently embedded in Fibre Channel disk drives, thereby eliminating the necessity for traditional RAID approaches that include CPU-intensive software RAID or an additional hardware RAID controller. In addition, the Company envisions the development of storage area networks ("SAN"s), enabled principally by Fibre Channel and "clustering" software, such as Microsoft's "Wolfpack," that will add networking capabilities to storage devices.


     The Company's family of products and services is intended to provide high-end users in the Open Systems market with the following benefits: (i) faster response times, greater capacities, higher availability of data and minimum system downtime; (ii) reliable, high quality, well-integrated backup systems designed to satisfy customers' individual needs; (iii) all-encompassing solutions, including design consulting, installation, integration, training and comprehensive, 24-hour, post-sales service and technical support, as well as software-based management tools; (iv) systems specifically designed to be compatible with a variety of UNIX and Windows NT platforms; and (v) scalable systems designed to satisfy the changing information technology needs of customers.


     The Company employs a direct marketing strategy targeted at data-intensive industries, which to date primarily include financial services, telecommunications, health care, government/defense and academia. Some of the Company's customers include Merrill Lynch, Smith Barney, AT&T, Bell Atlantic, Lucent Technologies, Bristol-Meyers Squibb, Hoffmann-LaRoche, Lockheed Martin, NASA, Columbia University and Rutgers University.


     Box Hill's objective is to continue its growth and enhance its position as a leading independent provider of storage solutions to the Open Systems marketplace. To achieve this objective, the Company plans to build upon its record of successfully introducing and commercializing new products and technologies that address the evolving data storage needs of its high-end customer base. Key elements of this strategy are to maintain technological leadership and innovation, focus on high-end markets in target industries, expand geographically, focus on direct sales to end users and develop relationships with OEM customers.


     The Company was incorporated in New York in April 1988. Its executive offices are located at 161 Avenue of the Americas, New York, NY 10013 and its telephone number is (212) 989-4455.

                                  THE OFFERING


Common Stock Offered:
  By the Company......................................  2,700,000 shares
  By the Selling Shareholders.........................  1,900,000 shares
          Total.......................................  4,600,000 shares
Common Stock Outstanding After the Offering(1)........  12,600,000 shares
Use of Proceeds.......................................  The net proceeds to the Company from the Offering will be used principally
                                                        to fund the Company's growth and
                                                        expansion plans, increase working
                                                        capital and for other general
                                                        corporate purposes. In addition, a
                                                        portion of the net proceeds will be
                                                        used to distribute to the current
                                                        shareholders the previously taxed,
                                                        but undistributed, S Corporation
                                                        earnings, which, as of June 30, 1997,
                                                        were approximately $10,500,000. See
                                                        "Use of Proceeds."
New York Stock Exchange Symbol........................  BXH


---------------

(1) Excludes 1,645,797 shares of Common Stock issuable upon exercise of outstanding stock options. See "Management -- Incentive Program" and Note 5 of Notes to the Company's Financial Statements.


                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Shares being offered hereby.

                             SUMMARY FINANCIAL DATA


                                                                                                         SIX MONTHS
                                                               YEARS ENDED DECEMBER 31,                ENDED JUNE 30,
                                                    -----------------------------------------------   -----------------
                                                     1992      1993      1994      1995      1996      1996      1997
                                                    -------   -------   -------   -------   -------   -------   -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net revenues......................................  $27,608   $44,956   $55,232   $40,225   $50,027   $23,144   $32,228
Cost of goods sold................................   17,018    26,453    33,568    24,067    33,028    15,234    20,828
                                                    -------   -------   -------   -------   -------   -------   -------
Gross profit......................................   10,590    18,503    21,664    16,158    16,999     7,910    11,400
                                                    -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Shareholder officers' compensation..............    6,021    12,608    15,174     9,067     6,347     2,914     4,908
  Engineering and product development.............      659       975     1,420     1,634     2,071     1,036     1,082
  Sales and marketing.............................      955     1,569     2,405     3,150     5,325     2,479     3,285
  General and administrative......................      526       831     1,351     1,931     2,348     1,065     1,418
                                                    -------   -------   -------   -------   -------   -------   -------
Total operating expenses..........................    8,161    15,983    20,350    15,782    16,091     7,494    10,693
                                                    -------   -------   -------   -------   -------   -------   -------
Operating income..................................    2,429     2,520     1,314       376       908       416       707
Interest expense (income), net....................      (16)      (80)       62        33      (144)      (43)      (22)
                                                    -------   -------   -------   -------   -------   -------   -------
Income before income taxes........................    2,445     2,600     1,252       343     1,052       459       729
Income taxes(1)...................................      238       459       426       311       226       103       160
                                                    -------   -------   -------   -------   -------   -------   -------
Net income(1).....................................  $ 2,207   $ 2,141   $   826   $    32   $   826   $   356   $   569
                                                    =======   =======   =======   =======   =======   =======   =======
Pro forma income before income taxes(2)...........                                          $ 6,124   $ 2,735   $ 4,999
Pro forma income taxes(3).........................                                            2,358     1,053     1,925
                                                                                            -------   -------   -------
Pro forma net income..............................                                          $ 3,766   $ 1,682   $ 3,074
                                                                                            =======   =======   =======
Pro forma net income per share(4).................                                          $   .32   $   .14   $   .26
                                                                                            =======   =======   =======
Shares used in computing pro forma net income per
  share(4)........................................                                           11,815    11,805    11,824
                                                                                            =======   =======   =======



                                                                                     AS OF JUNE 30, 1997
                                                                           ---------------------------------------
                                                                                                      PRO FORMA
                                                                           ACTUAL    PRO FORMA(5)   AS ADJUSTED(6)
                                                                           -------   ------------   --------------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................................  $ 6,536     $  6,536        $ 28,054
Working capital (deficit)................................................    8,685       (1,201)         30,817
Total assets.............................................................   26,483       27,171          48,689
Shareholders' equity (deficit)...........................................    9,338         (474)         31,544


---------------
(1) For the periods presented, the Company was an S Corporation and, accordingly, was not subject to federal and state income taxes. Income taxes consist of New York City taxes and state franchise taxes.


(2) Pro forma income before income taxes reflects a pro forma adjustment to reduce shareholder officers' compensation expense to reflect recently executed employment agreements with the Company's three shareholder officers which extend through December 31, 2000. The agreements provide for combined minimum annual base compensation for the three shareholder officers of $1,275,000. In addition, the shareholder officers are eligible for a combined annual bonus equal to 1.0% of the Company's net revenues in excess of $100,000,000, plus 8.0% of the Company's income before income taxes in excess of $20,000,000. See Notes 2 and 8 of Notes to the Company's Financial Statements and "Management -- Employment and Compensation Agreements."


(3) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for all periods presented, based on the tax laws in effect during those periods. See Note 2 of Notes to the Company's Financial Statements.


(4) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of dilutive common stock options, and after giving effect to the estimated number of shares that would be required to be sold (assuming an initial public offering price of $13.00 per share) to fund a distribution to the current shareholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $10,500,000 had such distribution occurred on June 30, 1997. See Note 2 of Notes to the Company's Financial Statements and "Termination of S Corporation Status and Dividend Policy."



(5) Adjusted to give pro forma effect to (i) a final S Corporation distribution to the current shareholders, representing all previously taxed, but undistributed, S Corporation earnings, estimated at $10,500,000 had such distribution occurred on June 30, 1997 and (ii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S Corporation status, estimated at $688,000 had such termination occurred on June 30, 1997. See Note 2 of Notes to the Company's Financial Statements and "Termination of S Corporation Status and Dividend Policy."



(6) Adjusted to give effect to (i) the pro forma adjustments described in (5) above and (ii) the sale by the Company of 2,700,000 shares of Common Stock (assuming an initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


     Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider carefully the risk factors set forth below before making an investment in the Common Stock.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS; INTRODUCTION OF FIBRE CHANNEL PRODUCT LINE

     The Open Systems storage market in which the Company operates is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Customer preferences in that market are difficult to predict. The introduction of products embodying new technologies by the Company's competitors and the emergence of new industry standards could render the Company's existing products as well as new products being introduced, such as the Fibre Box(R), its recently introduced Fibre Channel storage system, obsolete and unmarketable. The Company's success will depend upon its ability to address the increasingly sophisticated needs of its customers and to develop and introduce, on a timely basis, new competitive products (including new software and enhancements to existing software) that keep pace with technological developments and emerging industry standards and to enhance existing products. The introduction of new and enhanced products such as the Fibre Box(R) also requires that the Company manage transitions from older products in order to minimize disruptions in customer orders and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that the Company will be successful in identifying, managing, developing, manufacturing or marketing product enhancements or new products that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of such products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Further risks inherent in new product introductions include the uncertainty of price performance relative to products of competitors, including competitors' responses to new introductions. The Company's business and operating results could be materially and adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing new products or enhancements.

     The Company has begun shipping the Fibre Box(R) principally for customer evaluation and has made limited sales to date. The Company does not anticipate commencing significant commercial shipment of the Fibre Box(R) until 1998. Currently, Fibre Box(R) is compatible only with Windows NT platforms, and there can be no assurance that the Company will be successful in modifying the Fibre Box(R) and its key components to be compatible with any of the UNIX platforms. Moreover, the X/ORaid(TM) Module, a future optional component of the Fibre Box(R) product line which activates RAID processors embedded on the Fibre Channel disk drives, is currently in development, and there can be no assurance that the Company will be successful in bringing it to market. The failure of the Fibre Box(R) and other new products to adequately meet current preferences of the marketplace or achieve market acceptance could have a material adverse effect on the Company's business, financial position and results of operations. See "Business -- Current and Emerging Technologies."

DEPENDENCE ON LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS


     The Company relies on other companies to supply certain key components of its products that are available only from limited sources in the quantities and quality demanded by the Company. The Company purchases substantially all of its disk drives and all of its Fibre Channel drives from Seagate Technology, Inc. ("Seagate"), its DLT tape drives only from Quantum Corporation ("Quantum") and its hardware RAID controllers only from CMD Technology, Inc. ("CMD"). Approximately 35.6%, 52.7% and 39.4% of the Company's raw material purchases were from Seagate and approximately 13.8%, 16.5% and 9.7% of the Company's total raw material purchases were from Quantum in the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, respectively. In addition, the Company purchases substantially all of its raw materials pursuant to purchase orders, rather than pursuant to long term purchase agreements, and maintains minimum inventory levels. Quantum is the only supplier of DLT tape drives, which are currently in tight supply, and Seagate is the only manufacturer and distributor of Fibre Channel drives. If the Company faced a shortage of DLT tape drives or Fibre Channel drives, manufacture and shipment of certain of the Company's products could be delayed indefinitely, as long as there continue to be no alternative sources of supply. Even if alternative sources of supply became available, the incorporation of such components from alternative suppliers and the manufacture and shipment of such products could be delayed while modifications to such products and accompanying software were made to accommodate the introduction of alternative suppliers' components. The Company has experienced a shortage of DLT tape drives in the past, and there can be no assurance that the Company will not experience shortages of these or other components in the future. Although hardware RAID controllers are available from other sources, the Company estimates that replacing CMD's hardware RAID controllers with those of another supplier would involve several months of hardware and software modification. The Company's reliance on the limited number of suppliers for key components of its products, the absence of long term purchase agreements in connection therewith, the fact that the Company maintains minimum inventory levels and the fact that there is currently a significant market demand for disk drives, tape drives and hardware RAID controllers involve several risks in addition to inadequate supply. These risks include the potential for price increases, selective supply allocations, late deliveries and poor component quality. They are particularly significant with respect to suppliers of disk drives because, in order to meet product performance or individual customer requirements, the Company must obtain disk drives with extremely high quality and capacity. There can be no assurance that the Company will not experience shortages of key components in the future or that the Company will not be subject to selective supply allocations and increased prices of components. Any shortage of key components and any delay or other difficulty in obtaining such components from other suppliers and integrating them into the Company's products could materially and adversely affect the Company's business, financial position and results of operations.


CONCENTRATION OF CUSTOMERS IN TARGETED INDUSTRIES AND THE UNIX MARKETPLACE


     The Company has historically targeted industries requiring high-end storage products, and a material portion of the Company's revenues to date has been derived from sales to customers in the financial services industry and the telecommunications industry. In 1995, direct sales to customers in the financial services and telecommunications industries constituted 55% and 9%, respectively, of Box Hill's net revenues and in 1996, 42% and 18%, respectively. An economic downturn in any industry targeted by the Company with a material concentration of customers could result in a material decrease in revenues. In 1994, a severe downturn in the bond market caused several of the Company's large customers in the financial services industry to reduce significantly their purchasing. This contributed to a material decrease in net revenues of 27% from 1994 to 1995.


     In addition, historically, a material percentage of the Company's revenues in each year has been derived from a limited number of customers. For example, in 1995, the Company's top five customers, including distributors, accounted for approximately 36% of the Company's total net revenues (a reduction from 45% in 1994). Similarly, in 1996, sales to the top five customers (some of which were different from the top five in 1995) represented approximately 36% of the Company's total net revenues. In 1995, two customers (a major investment banking firm and a distributor in Tokyo) were each responsible for more than 10% of the Company's revenues (24% in the aggregate). In 1996 and 1997, no customer was responsible for 10% or more of the Company's revenues, but in the six months ended June 30, 1997, direct sales to Lucent Technologies Inc. and AT&T Corp. represented, in the aggregate, approximately 17% thereof. The Company generally does not enter into long-term contracts with its customers, and customers generally have certain rights to extend or delay the shipment of their orders or cancel orders without penalty. Loss of any one or more principal customers or a material decrease in their orders could materially and adversely affect the Company's business, financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Substantially all of the Company's revenues to date have been concentrated in the UNIX marketplace, and within the UNIX marketplace, a significant portion of the Company's revenues are associated with versions of UNIX manufactured by Sun Microsystems, Inc. ("Sun Microsystems"). If Sun Microsystems were to change its policy of supporting Open Systems computing environments and if the Company's products were thereby rendered incompatible with Sun Microsystems' products, the Company's business, financial position and results of operations could be materially and adversely affected.

DIFFICULTIES IN MANAGING GROWTH

     The Company's growth and expansion may place a significant strain on its administrative, operational and financial resources and increased demands on its manufacturing, sales and customer service functions, especially as the Company attempts to expand its geographic reach and becomes less reliant on the financial services and telecommunications industries. The Company's operations have been based in New York City since its incorporation, and its sales have been effected primarily in the northeastern region of the United States. The opening of new offices may result in the loss of benefits derived from the concentration of marketing and technical support in the Company's New York office and the close proximity of such resources to a significant portion of its customer base. To manage its growth effectively, the Company will need to hire, train, motivate and manage new management, technical and sales employees. In connection with its planned geographical expansion, the Company will incur travel, telecommunications and other incremental costs, as well as increased human resources costs. The failure by the Company to generate sufficient revenues to offset the costs of geographical expansion could have a material adverse effect on the Company's business, operating results or financial condition. If the Company is able to successfully execute its expansion plans but growth in demand for its products increases at a significantly higher rate than anticipated, the Company may lack the production capacity necessary to satisfy such demand in a timely fashion and its customers may experience manufacturing or delivery delays or interruptions in service and support which could have a material adverse effect on the Company's business and financial position. This risk may be exacerbated by the fact that the Company does not have long term purchase agreements with customers and maintains minimal inventory levels, making it difficult for the Company to forecast demand for its products, optimize utilization of manufacturing capacity and avoid the possibility that the Company's resources may be excessively burdened from time to time if customers place orders for substantially more products than they customarily require. There can be no assurance that the Company will be able to manage expansion successfully or that the Company's infrastructure, including but not limited to its systems, procedures and controls, will be adequate to support such expansion. In addition, there can be no assurance that the Company will be able to achieve commercial success and maintain client service and support in a geographically expanded area of operations at levels that it historically achieved and provided in a geographically concentrated area.

COMPETITION

     The market for Open Systems storage is intensely competitive. The Company competes primarily with traditional suppliers of computer systems such as Compaq Computer Corporation, Hewlett-Packard Company ("Hewlett-Packard"), Sun Microsystems, International Business Machines Corporation ("IBM"), Data General Corporation and Digital Equipment Corporation, which market storage systems as well as other computer products. The Company also competes against independent storage system suppliers to the high-end Open Systems market, including EMC Corporation, Network Appliance, Inc., Ciprico Inc. and MTI Technology Corporation ("MTI"). In the area of tape backup, the Company competes with suppliers of tape-based storage systems such as Datalink Corporation, MTI and numerous resellers.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of products than the Company, or to deliver competitive products at a lower end-user price. The Company also expects that competition will increase as a result of industry consolidations. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

COMPETITIVE PRICING

     Competitive pricing pressures exist in the data storage market, and have had and may in the future have an adverse effect on the Company's revenues and earnings. There also has been, and may continue to be, a willingness on the part of certain large competitors to reduce prices in order to preserve or gain market share, which cannot be foreseen by the Company. The Company believes that pricing pressures are likely to continue as competitors develop more competitive product offerings.

DEPENDENCE ON KEY PERSONNEL


     The Company's future operating results depend in significant part upon the continued contributions of its officers and other key management and technical personnel, particularly engineers, many of whom would be difficult to replace. The Company's employees, including several members of its management team, may voluntarily terminate their employment with the Company at any time, and competition for qualified employees in the data storage industry is intense. The Company has employment agreements with Dr. Benjamin Monderer and Ms. Carol Turchin (who are husband and wife) and Mr. Mark Mays that run through December 31, 2000. Dr. Monderer, the Company's President, Chairman of the Board and Chief Technical Officer, Ms. Turchin, a Director and Executive Vice President of the Company, and Mr. Mays, a Director, Vice President and Secretary of the Company, are co-founders of the Company. Although the employment agreements with each of these officers and the Company's Compensation Plan and Agreement with Mr. Philip Black, its Chief Executive Officer, contain non-competition and confidentiality agreements (see "Management" and "Principal and Selling Shareholders"), there can be no assurance that these provisions will be enforceable in whole or in part. In addition, the Company does not maintain key-person insurance on any executive officer in the Company, although the Company under its employment agreements with Dr. Monderer and Ms. Turchin is required to obtain insurance on each of their lives in the principal amount of $1,000,000 payable to his or her spouse. The loss of any employee who is critical to the Company's success could have a material adverse effect on the business, financial position and results of operations of the Company. In addition, the Company's future operating results depend in part upon its ability to attract, train, retain and motivate qualified management, technical, manufacturing, sales and support personnel for its operations. Competitive factors that could affect the

Company's ability to attract and retain such personnel include compensation, benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such key personnel, and the failure of the Company to recruit and retain additional key personnel could materially and adversely affect the Company's business, financial position and results of operations. See "-- Difficulties in Managing Growth," "Business -- Employees" and "Management -- Employment and Compensation Agreements."

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

     The Company has no patent protection for its products and has attempted to protect its proprietary software and other intellectual property rights through copyrights, trade secrets and other measures. There can be no assurance, however, that the Company will be able to protect its proprietary software and other intellectual property rights adequately or that competitors, all of whom have legitimate access to any non-proprietary technical standards utilized by the Company in any of its products or systems (such as those established by the American National Standards Institute ("ANSI")) will not be able to develop similar technology independently. For example, a number of the Company's competitors are producing or plan to produce products that incorporate Fibre Channel technology.

     The Company may from time to time be notified by third parties that it may be infringing patents owned by or proprietary rights of third parties, although no such claims are currently pending against the Company. If necessary, the Company may have to seek a license under any such patent, or redesign or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that the Company could so avoid infringement of such patents, in which case the Company's business, financial position and results of operations could be materially and adversely affected.

     There has been substantial litigation in the computer industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. It is also possible that companies in the storage system market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign or modify its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products or design. See "Business -- Proprietary Technology and Intellectual Property."

DEPENDENCE ON SINGLE FACILITY

     The Company believes that its success to date has been, and future results of operations will be, dependent in large part upon its ability to manufacture and deliver products promptly upon the receipt of orders and to provide prompt and efficient service to its customers. As a result, any disruption of the Company's day-to-day operations could have a material adverse effect upon the Company. The Company's operations, including manufacturing, research, marketing, customer service and distribution functions, are based in and managed from a single facility in New York City. A fire, flood, earthquake or other disaster or condition affecting the Company's facility could disable these functions. Any such damage to, or other condition interfering with the operation of, this facility would have a material adverse effect on the Company's business, financial position and results of operations. See "Business -- Facilities."

FLUCTUATIONS IN OPERATING RESULTS

     The Company believes that its operating results may continue to fluctuate annually and quarterly (and within quarters) due to a variety of factors, some of which are beyond the Company's control, including: the level of competition and the development of new products by competitors; developments and changes in storage technology; levels of expenditures on research and development; the ability of the Company to develop and introduce new products and product enhancements on a timely basis and within the allocated budget; the Company's success in expanding its sales and marketing programs, including its strategy to increase OEM sales; acceptance of and demand for the Company's products (including the Company's recently introduced Fibre Box(R) and any other new products and product enhancements); changes in customers' storage requirements or purchasing policies with respect to equipment and services related thereto; the size, timing, cancellation or rescheduling of significant orders; postponements or deferrals of orders for new products in anticipation of new products or product enhancements; the mix of products and systems sold; changes in pricing by the Company or any of its competitors; component costs and availability, particularly with respect to those components for which the Company has only one supplier; changes in Company strategy; general economic trends; and other factors. For the years ended December 31, 1994, 1995 and 1996, net revenues of the Company were $55.2 million, $40.2 million and $50.0 million, respectively, and operating income of the Company before shareholder officers' compensation was $16.5 million, $9.4 million and $7.3 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company establishes expenditure levels for product development and other operating expenses based in large part on expected future revenues. However, for all of the reasons set forth above and because the market for the Company's products is rapidly evolving and purchase decisions by customers may be affected by budgetary considerations, sales for any future quarterly or annual period cannot be predicted with a significant degree of accuracy and period-to-period comparisons should not be relied upon as indications of future performance. The Company experienced increases in revenues at the end of each quarter of 1996 and at the end of each of the first two quarters of 1997. If revenues fall below expected levels, expenditure levels could be disproportionately high as a percentage of revenues and operating results could be materially and adversely affected. Fluctuations in operating results could result in volatility in the price of the Common Stock.


WARRANTY EXPOSURE

     Products offered by the Company may contain defects in hardware, software or workmanship that remain undetected or that may not become apparent until after commercial shipment. As a general policy, the Company ships replacement hardware components to customers in advance of receiving returns of defective components under a standard warranty, which runs from one to five years. The Company occasionally issues credit in lieu of replacing a piece of equipment. Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on the Company's business, financial position and results of operations.

     The Company's standard warranties as to hardware products generally mirror those the Company receives from its component suppliers. To the extent that the Company designs and manufactures its own subassemblies, its own warranty is not supported by a supplier warranty. If a supplier were to fail to meet its warranty obligations to the Company, and to the extent that the Company designs and manufactures it own subassemblies, the Company would be liable to its customers under its own warranty. The Company's standard warranty also contains a cap on damages and an exclusion of liability for consequential damages and for negligent or improper use of the product. It is possible that the limitation of liability provisions contained in the Company's warranties will not be enforceable. There can be no assurance that suppliers will be willing or able to cover warranty costs to the Company or its end users, that the Company's warranty costs will not be significant in the future, or that the limitation of liability provisions will be enforceable. Any such failure of a supplier to honor its warranty obligations or failure of liability limitations to be enforceable could have a material adverse effect on the Company's business, financial position and results of operations. See "Business -- Customer Service and Support."


RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS



     Although sales of the Company's products outside of the United States to date have represented less than 20% of net revenues, the Company intends to expand its operations internationally. These efforts will require significant management attention and financial resources. There can be no assurance that said efforts will be successful. Although sales are effected in U.S. dollars, international sales are subject to a number of risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, the burden of complying with a variety of foreign laws, potentially adverse tax consequences, currency fluctuations, the imposition of currency exchange or price controls, and political and economic instability abroad. Additionally, proprietary rights and intellectual property may be more difficult to protect outside of the United States. If the Company increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.


MANAGEMENT'S DISCRETION AS TO USE OF UNALLOCATED NET PROCEEDS


     The Company has not designated any specific use for a substantial portion of the net proceeds payable to the Company from the sale of Common Stock described in this Prospectus. The Company will use a portion of the proceeds to distribute to the current shareholders all of the previously taxed, but undistributed, S Corporation earnings of the Company. As of June 30, 1997, this amount is estimated at $10,500,000. The actual amount of the distribution will be adjusted to reflect the taxable income and any shareholder distributions from July 1, 1997 through the termination of the S Corporation status. The Company intends to use the balance of the net proceeds payable to the Company primarily to fund its growth and expansion generally and to increase the Company's working capital and for general corporate purposes which the management of the Company will determine from time to time. Accordingly, the Board of Directors and management of the Company will have significant flexibility in applying such remaining proceeds of the Offering. The failure of the Company's management to use such funds effectively could have a material adverse effect on the Company's business, financial position and results of operations. See "-- Prior S Corporation Status and Distribution to Current Shareholders", "Use of Proceeds" and "Termination of S Corporation Status and Dividend Policy."


CONTROL BY CURRENT SHAREHOLDERS


     Immediately following the consummation of the Offering, the three current shareholders of the Company, each of whom is an officer and director of the Company, will own beneficially approximately 63.5% of the outstanding Common Stock (approximately 60.2% if the Underwriters' over-allotment option is exercised in full), based on shares outstanding at the date of the Prospectus. These shareholders have entered into a voting agreement to vote these shares for their elections as directors and to vote in accordance with the determination of the holders of a majority of the shares they own on proposals to merge, consolidate or sell substantially all the assets of the Company. As a result of their share ownership they will be able to elect a majority of the Company's Board of Directors and approve all matters requiring shareholder approval, and will have significant control over the Company and the conduct of its business. Such concentration of ownership and the voting agreement may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Shareholders."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or, if one develops, that it will be maintained. The initial public offering price, which was established by negotiations among the

Company, the Selling Shareholders and the representatives of the Underwriters (the "Representatives"), may not be indicative of prices that will prevail in the trading market for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. In addition, the market price of the Common Stock may be volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to the proprietary rights of the Company or its competitors, and general market conditions may have a significant effect on the market price of the Common Stock.


PRIOR S CORPORATION STATUS AND DISTRIBUTION TO CURRENT SHAREHOLDERS



     The Company elected to be treated as an S Corporation for federal and state income tax purposes of its taxable years beginning on or after October 1, 1990. Unlike a C Corporation, an S Corporation is generally not subject to income tax at the corporate level; instead, the S Corporation's income is taxed on the personal income tax returns of its shareholders. The Company's status as an S Corporation will terminate prior to the closing of the offering hereby. If S Corporation status were denied for any periods prior to this termination by reason of a failure to satisfy the S Corporation election or eligibility requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the Company would be subject to tax on its income as if it were a C Corporation for these periods.



     In connection with the termination of the Company's S Corporation status, the Company will make a distribution to the current shareholders of all previously taxed, but undistributed, S Corporation earnings through the date of the termination of the Company's S Corporation status. As of June 30, 1997, such distribution amount is approximately $10,500,000. The actual amount of the distribution will be adjusted to reflect the taxable income and any shareholder distributions from July 1, 1997 through the termination of the S Corporation status. Purchasers of Common Stock in this offering will not receive any of the distributions described above. See "Use of Proceeds," and "Termination of S Corporation Status and Dividend Policy."



NO DIVIDENDS IN FORESEEABLE FUTURE



     The Company does not intend to pay cash dividends in the foreseeable future and plans to retain all future earnings for use in the expansion and operation of its businesses and for general corporate purposes. See "Termination of S Corporation Status and Dividend Policy."


SHARES ELIGIBLE FOR FUTURE SALES


     Immediately following the consummation of the Offering, the Company will have outstanding 12,600,000 shares of Common Stock (13,290,000 shares outstanding if the Underwriters' over-allotment option is exercised in full), including 8,000,000 outstanding shares of Common Stock beneficially owned by the current shareholders. The 4,600,000 shares of Common Stock to be sold by the Company and the Selling Shareholders pursuant to the Offering (5,290,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for sale without restriction under the Securities Act of 1933, as amended (the "Securities Act"), in the public market after the consummation of the Offering. Holders of the remaining 8,000,000 shares have agreed with the Underwriters not to offer, sell, pledge or otherwise dispose of any shares of Common Stock for a period of 270 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc. Additionally, the Company and the officers and directors who are not Selling Shareholders have agreed not to issue and sell (other than issuances by the Company pursuant to the Incentive Program and the Employee Stock Purchase Plan and other than bona fide gifts to persons who agree in writing to be bound by the terms of such restrictions) any shares of Common Stock or other equity securities of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc. Following the expiration or waiver of the foregoing restrictions on dispositions, 8,000,000 shares of Common Stock owned by the current shareholders, each of whom is an affiliate of the Company, will be available for sale into the public market pursuant to Rule 144 (including the volume and other limitations set forth therein) and could impair the Company's future ability to raise capital through an offering of its equity securities. Sales of substantial amounts of Common Stock of the Company in the public market, or the prospect of such sales, could materially and adversely affect the market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION


     The purchasers of shares of Common Stock pursuant to the Offering will experience dilution of $10.50 per share in the net tangible book value per share of Common Stock from the initial offering price assuming an initial offering price of $13.00 per share. See "Dilution."



BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS



     This Offering will provide substantial benefits to three current shareholders of the Company, each of whom is a director and an executive officer of the Company. Consummation of this Offering is expected to create a public market for the Common Stock of the Company. This Offering will result for the current shareholders, who paid a nominal amount for an aggregate of 9,900,000 shares of Common Stock, in a gain to them of approximately $22,970,000 from the sale of an aggregate of 1,900,000 shares and a gross unrealized gain in the aggregate of approximately $104 million assuming a public offering price of $13.00 per share. In addition the Company will distribute to those shareholders from the proceeds of the Company's offering all previously taxed but undistributed S Corporation earnings of the Company, which as of June 30, 1997 amounted to approximately $10,500,000. See "-- No Prior Public Market, Possible Volatility of Stock Price", "Dilution" and "Termination of S Corporation Statutes and Dividend Policy."


ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Business Corporation Law of the State of New York ("NYBCL") could have the effect of making it more difficult for a third party to acquire, and as a result discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering (assuming an initial public offering price of $13.00 per share), after deducting estimated underwriting discount and expenses of the Offering payable by the Company, will be approximately $32,000,000. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. The principal purposes of this Offering are to fund the Company's growth and expansion generally, increase the Company's working capital and equity base, provide a public market for its Common Stock, provide liquidity to shareholders and facilitate future access to the public capital markets. The Company also plans to use a portion of the net proceeds of this Offering payable to the Company to fund the final S Corporation distribution to the current shareholders. This distribution will constitute all of the previously taxed, but undistributed, S Corporation earnings through the consummation of the Offering. As of June 30, 1997, the estimated taxed, but undistributed, S Corporation earnings of the Company were approximately $10,500,000. The actual amount of the distribution will be adjusted to reflect the taxable income and any shareholder distributions from July 1, 1997 through the termination of the S Corporation status.


     Since the proceeds of the Offering will be applied over time, the actual expenditure of such proceeds for any purpose could vary significantly from the anticipated expenditures described above. Pending their use by the Company as described above, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade instruments.

            TERMINATION OF S CORPORATION STATUS AND DIVIDEND POLICY

     On October 1, 1990, the Company elected to be treated as an S Corporation and since then has been, and until immediately prior to the effective date of the Offering will be, subject to taxation under Subchapter S under the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company's earnings have been taxed for federal and state income tax purposes directly to the shareholders rather than to the Company. Upon conversion from S Corporation to C Corporation status, the Company will become subject to federal and state corporate income taxes.


     In connection with the termination of the Company's S Corporation status, the Company will make a distribution to the current shareholders of all previously taxed, but undistributed, S Corporation earnings through the date of the termination of the Company's S Corporation status. As of June 30, 1997, such distribution amount is approximately $10,500,000. The actual amount of the distribution will be adjusted to reflect the taxable income and any shareholder distributions from July 1, 1997 through the termination of the S Corporation status. Following the termination of its S Corporation status, the Company will record a net deferred tax asset on its balance sheet and record a corresponding income tax benefit in its statement of income which will ultimately increase retained earnings. See Note 2 of Notes to the Company's Financial Statements.


     The Company does not intend to pay cash dividends in the foreseeable future and plans to retain all of its future earnings for use in the expansion and operation of its business and for general corporate purposes. The payment of dividends in the future, if any, will be at the discretion of the Board of Directors of the Company and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements and general business outlook at the time the dividend is considered as well as the impact of the distribution of dividends on the Company's financial condition and tax liabilities.

                                 CAPITALIZATION


     The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the final S Corporation distribution to the current shareholders and the recognition of a deferred tax asset resulting from the termination of the Company's S Corporation status as if the distribution and termination occurred on June 30, 1997, and (iii) the pro forma capitalization as adjusted to give effect to the sale by the Company of 2,700,000 shares of Common Stock (assuming an initial public offering price of $13.00 per share).



                                                                    AS OF JUNE 30, 1997
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                            ACTUAL     PRO FORMA     AS ADJUSTED
                                                            ------     ---------     -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Indebtedness..............................................  $   --       $  --         $    --(1)
                                                            ======      ======          ======
Shareholders' equity (deficit):
  Preferred Stock: $.01 par value, 5,000,000 shares
     authorized; no shares issued and outstanding(2)......  $   --       $  --         $    --
  Common Stock: $.01 par value, 40,000,000 shares
     authorized; 9,900,000 shares issued and outstanding,
     actual and pro forma; and 12,600,000 shares issued
     and outstanding, as adjusted(3)......................      99          99             126
  Additional paid-in capital..............................      --          --          31,991
  Retained earnings (accumulated deficit).................   9,239        (573)(4)        (573)(4)
                                                            ------      ------          ------
     Total shareholders' equity (deficit).................   9,338        (474)         31,544
                                                            ------      ------          ------
          Total capitalization............................  $9,338       $(474)        $31,544
                                                            ======      ======          ======


---------------

(1) The Company received a commitment in August 1997 from a bank to provide during the period following the Offering through April 30, 1998, a line of credit of up to $10,000,000 bearing interest at the bank's prime rate, pursuant to an agreement which will require the borrowings to be secured by a pledge of substantially all of the Company's assets.



(2) Concurrent with the Company's conversion to C Corporation status immediately prior to the consummation of the Offering, the Company will amend its Certificate of Incorporation to authorize a class of Preferred Stock.



(3) Does not include the following shares of Common Stock: (i) 2,392,500 shares reserved for issuance upon exercise of options authorized under the Company's Incentive Program, (ii) 250,000 shares reserved for issuance under the Company's Employee Stock Purchase Plan, and (iii) 690,000 shares to be issued upon exercise of the over-allotment option granted to the Underwriters. See "Management -- Incentive Program" and "-- Employee Stock Purchase Plan" and Note 5 of Notes to the Company's Financial Statements.



(4) Adjusted to give pro forma effect to (i) a final S Corporation distribution to the current shareholders, representing all previously taxed, but undistributed, S Corporation earnings, estimated at $10,500,000 had such distribution occurred on June 30, 1997 and (ii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S Corporation status, estimated at $688,000 had such termination occurred on June 30, 1997. See Note 2 of Notes to the Company's Financial Statements and "Termination of S Corporation Status and Dividend Policy."

                                    DILUTION


     The net tangible book value of the Company as of June 30, 1997 was $9,338,000, or $.94 per share of Common Stock. Net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to (i) the sale by the Company of 2,700,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom (after deducting estimated Offering expenses and the underwriting discount and assuming an initial public offering price of $13.00 per share), (ii) the final S Corporation distribution to the current shareholders, estimated at $10,500,000, had such distribution occurred on June 30, 1997, and (iii) the recognition of a deferred tax asset, estimated at $688,000, resulting from the termination of the Company's S Corporation status had such termination occurred on June 30, 1997, the pro forma, as adjusted, net tangible book value of the Company at June 30, 1997 would have been $31,544,000, or $2.50 per share. This represents an immediate dilution of $10.50 per share in the net tangible book value to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:



    Assumed initial public offering price.............................            $13.00
      Net tangible book value at June 30, 1997........................  $ .94
      Decrease attributable to the final S Corporation distribution, net of increase attributed to the recognition of a deferred
         tax asset....................................................   (.99)
      Increase attributable to new investors..........................   2.55
                                                                        -------

    Pro forma, as adjusted, net tangible book value after Offering....              2.50
                                                                                  --------
    Dilution per share to new investors...............................            $10.50
                                                                                  ========



     The above table excludes shares of Common Stock issuable upon exercise of outstanding options under the Company's Incentive Program. If all outstanding options at June 30, 1997 with exercise prices less than the assumed initial public offering price of $13.00 per share were exercised, the pro forma, as adjusted, net tangible book value after the Offering would be $2.63 per share and the dilution per share to new investors in this Offering would be $10.37 per share.



     The following table summarizes, as of June 30, 1997, on a pro forma basis and after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and to be paid by new investors purchasing Common Stock in the Offering.



                                  SHARES PURCHASED        TOTAL CONSIDERATION
                                ---------------------    ----------------------    AVERAGE PRICE
                                  NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                ----------    -------    -----------    -------    -------------
    Current shareholders(1)...   9,900,000      78.6%    $     8,000       .02%       $  .001
    New investors(1)..........   2,700,000      21.4      35,100,000     99.98         13.00
                                   -------       ---        --------       ---       --------
              Total...........  12,600,000       100%     35,108,000       100%
                                   =======       ===        ========       ===


---------------

(1) The above table does not give effect to the sale of Common Stock by the Selling Shareholders. The sale by the Selling Shareholders of 1,900,000 shares in the Offering will reduce the number of shares held by current shareholders to 8,000,000, or approximately 63.5%, and will increase the number of shares held by new investors to 4,600,000, or approximately 36.5%, of the outstanding Common Stock to be outstanding after the Offering.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


     The selected historical financial data set forth below as of and for the year ended December 31, 1996 has been derived from the Company's financial statements audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this Prospectus. The selected historical financial data set forth below as of December 31, 1995 and for the years ended December 31, 1994 and 1995 has been derived from the Company's financial statements audited by Perelson Weiner, independent auditors, included elsewhere in this Prospectus. The selected historical financial data set forth below as of December 31, 1994 has been derived from the Company's financial statements audited by Perelson Weiner, independent auditors, which are not included in this Prospectus. The selected historical financial data set forth below as of and for the years ended December 31, 1992 and 1993 and for the six month periods ended June 30, 1996 and 1997 have been derived from unaudited financial statements of the Company which have been prepared on the same basis as the audited financial statements and, in the opinion of the Company, reflect all adjustments necessary (consisting only of normal recurring adjustments) for the fair presentation of the Company's financial position and results of operations for such periods. Results for interim periods are not necessarily representative of the results to be expected for a full year, and historical results are not necessarily indicative of the results of operations to be expected in the future. The pro forma financial data for the year ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 give effect to (i) the Company's conversion to a C Corporation and (ii) new employment agreements with the Company's shareholder officers. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. All of the financial data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's audited financial statements, the notes thereto, and the other financial and statistical information included elsewhere in this Prospectus.



                                                                                                         SIX MONTHS
                                                           YEARS ENDED DECEMBER 31,                    ENDED JUNE 30,
                                              ---------------------------------------------------    ------------------
                                               1992       1993       1994       1995       1996       1996       1997
                                              -------    -------    -------    -------    -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net revenues................................  $27,608    $44,956    $55,232    $40,225    $50,027    $23,144    $32,228
Cost of goods sold..........................   17,018     26,453     33,568     24,067     33,028     15,234     20,828
                                              -------    -------    -------    -------    -------    -------    -------
Gross profit................................   10,590     18,503     21,664     16,158     16,999      7,910     11,400
                                              -------    -------    -------    -------    -------    -------    -------
Operating expenses:
  Shareholder officers' compensation........    6,021     12,608     15,174      9,067      6,347      2,914      4,908
  Engineering and product development.......      659        975      1,420      1,634      2,071      1,036      1,082
  Sales and marketing.......................      955      1,569      2,405      3,150      5,325      2,479      3,285
  General and administrative................      526        831      1,351      1,931      2,348      1,065      1,418
                                              -------    -------    -------    -------    -------    -------    -------
        Total operating expenses............    8,161     15,983     20,350     15,782     16,091      7,494     10,693
                                              -------    -------    -------    -------    -------    -------    -------
Operating income............................    2,429      2,520      1,314        376        908        416        707
Interest expense (income), net..............      (16)       (80)        62         33       (144)       (43)       (22)
                                              -------    -------    -------    -------    -------    -------    -------
Income before income taxes..................    2,445      2,600      1,252        343      1,052        459        729
Income taxes(1).............................      238        459        426        311        226        103        160
                                              -------    -------    -------    -------    -------    -------    -------
Net income(1)...............................  $ 2,207    $ 2,141    $   826    $    32    $   826    $   356    $   569
                                              =======    =======    =======    =======    =======    =======    =======
Pro forma income before income taxes(2).....                                              $ 6,124    $ 2,735    $ 4,999
Pro forma income taxes(3)...................                                                2,358      1,053      1,925
                                                                                          -------    -------    -------
Pro forma net income........................                                              $ 3,766    $ 1,682    $ 3,074
                                                                                          =======    =======    =======
Pro forma net income per share(4)...........                                              $   .32    $   .14    $   .26
                                                                                          =======    =======    =======
Shares used in computing pro forma net
  income per share (4)......................                                               11,815     11,805     11,824
                                                                                          =======    =======    =======

                                              AS OF DECEMBER 31,                       AS OF JUNE 30, 1997
                              ---------------------------------------------------    -----------------------
                               1992       1993       1994       1995       1996      ACTUAL     PRO FORMA(5)
                              -------    -------    -------    -------    -------    -------    ------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...  $   675    $ 3,417    $ 2,037    $ 3,478    $   994    $ 6,536      $  6,536
Working capital (deficit)...    5,926      9,741     10,645      7,269      8,069      8,685        (1,201)
Total assets................    8,179     14,612     15,927     13,945     17,416     26,483        27,171
Shareholder loans payable...    1,200      3,000      3,401         --         --         --            --
Shareholders' equity
  (deficit).................    4,944      7,085      7,911      7,943      8,769      9,338          (474)


---------------
(1) For the periods presented, the Company was an S Corporation and, accordingly, was not subject to federal and state income taxes. Income taxes consist of New York City taxes and state franchise taxes.


(2) Pro forma income before income taxes reflects a pro forma adjustment to reduce shareholder officers' compensation expense to reflect recently executed employment agreements with the Company's three shareholder officers which extend through December 31, 2000. The agreements provide for combined minimum annual base compensation for the three shareholder officers of $1,275,000. In addition, the shareholder officers are eligible for a combined annual bonus equal to 1.0% of the Company's net revenues in excess of $100,000,000, plus 8.0% of the Company's income before income taxes in excess of $20,000,000. See Notes 2 and 8 of Notes to the Company's Financial Statements and "Management -- Employment and Compensation Agreements."


(3) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for all periods presented, based on the tax laws in effect during those periods. See Note 2 of Notes to the Company's Financial Statements.


(4) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of dilutive common stock options, and after giving effect to the estimated number of shares that would be required to be sold (assuming an initial public offering price of $13.00 per share) to fund a distribution to the current shareholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $10,500,000, had such distribution occurred on June 30, 1997. See Note 2 of Notes to the Company's Financial Statements and "Termination of S Corporation Status and Dividend Policy."



(5) Adjusted to give pro forma effect to (i) a final S Corporation distribution to the current shareholders, representing all previously taxed, but undistributed, S Corporation earnings, estimated at $10,500,000 had such distribution occurred on June 30, 1997 and (ii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S Corporation status, estimated at $688,000 had such termination occurred on June 30, 1997. See Note 2 of Notes to the Company's Financial Statements and "Termination of S Corporation Status and Dividend Policy."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Box Hill was founded in 1988, and in 1990, the Company elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code.

     Since its inception, Box Hill has focused exclusively on providing storage solutions for high-end customers, primarily in the UNIX environment. The Company initially focused on the financial services industry in response to that industry's need for high-availability, high-performance, fault-tolerant storage systems and high levels of customer and technical support. Box Hill leveraged its position as a company focused exclusively on storage solutions to bring new products to market faster than its competitors. As a result, Box Hill has produced significant profits since inception and has financed its growth primarily with cash generated from operations. The Company currently has no indebtedness or other third-party financing.


     During 1993 and 1994, the Company experienced rapid sales growth with net revenues doubling from $27.6 million in 1992 to $55.2 million in 1994. During these years a significant portion of revenues came from sales to customers in the financial services industry. In 1994, a severe downturn in the bond market caused several of the Company's large customers in the financial services industry to reduce significantly their purchasing. This contributed to a decrease in net revenues of 27.2% to $40.2 million in 1995. As a result, the Company realized that it needed to diversify its customer base to reduce the risk associated with dependence on one industry. Box Hill then embarked on a strategy to target other industries that were using Open Systems technology, such as telecommunications. In 1994, direct sales to the financial services and telecommunications industries represented 62% and 6% of the Company's revenues, respectively. For the six months ended 1997, direct sales to customers in the telecommunications industry had grown to 20%, while direct sales to the financial services industry represented 37% of net revenues.


     During the early years of the Company's growth, its operating expenses were exceptionally low, as measured against revenues. This was primarily due to a level of management and administration that worked well for a smaller company but was insufficient to support future revenue growth. In addition, the Company's close proximity to a majority of its customer base created sales efficiencies that could not be sustained in serving a more geographically dispersed customer base. In 1995, the Company began hiring a professional senior management team, commencing with its Chief Executive Officer, who joined the Company in May of that year. In 1996, the Company hired a Vice President of Sales, a Financial Controller and a North American Sales Director, and, in 1997, a Chief Financial Officer. In addition, in 1995, certain of the Company's key employees were promoted to management positions and expenses were incurred to expand international sales, and, in 1996, a new sales office was opened in the greater Washington, D.C. metropolitan area. As a consequence of these and other changes, the Company's operating expenses (excluding shareholder officers' compensation) grew from 9% of net revenues in 1994 to 17% and 20% of net revenues in 1995 and 1996, respectively.


     Box Hill's manufacturing operations consist primarily of assembly and integration of components and subassemblies into the Company's products with certain of those subassemblies manufactured by independent contractors. The Company's cost of goods sold consists primarily of direct material costs. On an annual basis, between 1992 and 1996, gross margins have ranged from 41.2% in 1993 to 34.0% in 1996. In 1996, gross margins were lower partially as a result of the Company's strategy to lower prices on its existing product line to adjust to changing market conditions, as well as an unusually high level of sales of certain low margin disk products to an international distributor. The Company generally extends to its customers the warranties provided to the Company by its suppliers. To date, the Company's suppliers have covered the majority of the Company's warranty costs. There can be no assurance that such suppliers will continue to cover such costs in the future, the failure of which could have a material adverse effect on the Company's financial position or results of operations. On a quarterly and annual basis the Company's gross margins have been and will continue to be affected by a variety of factors, including competition, product configuration, product mix, the availability of new products and product enhancements, and the cost and availability of components. The Company's long-term strategy includes maintaining or improving existing gross margins. See "Risk
Factors -- Fluctuations in Operating Results."

     The Company has entered into employment agreements effective upon consummation of the Offering with its three shareholder officers providing for combined minimum annual base compensation of $1,275,000. The agreements and a current agreement in force with the Company's Chief Executive Officer provide that these four officers are to receive combined annual bonuses equal to 1.5% of net revenues in excess of $100,000,000 and 12.0% of the amount of pre-tax income which exceeds $20,000,000 for a fiscal year. In addition, the Company's agreement with its Chief Executive Officer also provides for him to receive a bonus of .05% of net revenues up to $100,000,000 and 1.12% of the pre-tax income, as defined, up to $20,000,000. See "Management -- Employment and Compensation Agreements."

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's income statements as a percentage of net revenues for the periods indicated:


                                                                                  SIX MONTHS
                                                                                     ENDED
                                                  YEARS ENDED DECEMBER 31,         JUNE 30,
                                                  -------------------------     ---------------
                                                  1994      1995      1996      1996      1997
                                                  -----     -----     -----     -----     -----
Net revenues....................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold..............................   60.8      59.8      66.0      65.8      64.6
                                                  -----     -----     -----     -----     -----
Gross profit....................................   39.2      40.2      34.0      34.2      35.4
                                                  -----     -----     -----     -----     -----
Operating expenses:
  Shareholder officers' compensation............   27.5      22.5      12.7      12.6      15.2
  Engineering and product development...........    2.6       4.1       4.1       4.5       3.4
  Sales and marketing...........................    4.4       7.8      10.6      10.7      10.2
  General and administrative....................    2.3       4.9       4.8       4.6       4.4
                                                  -----     -----     -----     -----     -----
          Total operating expenses..............   36.8      39.3      32.2      32.4      33.2
                                                  -----     -----     -----     -----     -----
Operating income................................    2.4%      0.9%      1.8%      1.8%      2.2%
                                                  =====     =====     =====     =====     =====



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



     Net revenues -- Net revenues increased 39.4% to $32.2 million for the six months ended June 30, 1997, compared to $23.1 million for the six months ended June 30, 1996. The increase resulted from an increase in volume, which was partially offset by price reductions. The increase in volume was primarily the result of the ramp up of new RAID products, which were introduced in November 1995. Net revenues from sales of RAID products increased $5.5 million, or 189.7%, to $8.4 million for the six months ended June 30, 1997, compared to $2.9 million for the six months ended June 30, 1996. Net revenues from sales of the Company's traditional storage products and backup products also increased for the six months ended June 30, 1997 compared to the six months ended June 30, 1996, primarily due to an increased sales staff in 1997.



     Gross profit -- Gross profit increased 44.3% to $11.4 million from $7.9 million for the comparable period of 1996. As a percentage of net revenues, gross profit increased from 34.2% to 35.4%, principally as a result of decreases in sales of certain low margin disk products.



     Shareholder officers' compensation -- Shareholder officers' compensation consists of salaries and bonuses paid to the Company's three shareholder officers. Shareholders officers' compensation increased 69.0% to $4.9 million for the six months ended June 30, 1997 as compared to $2.9 million for the six months ended June 30, 1996. The increase in shareholder officers' compensation is attributable to higher bonuses for the first half of 1997 as compared to the first half of 1996. In connection with the Offering, the Company will enter into new employment agreements with the shareholder officers. See "Management -- Employment and Compensation Agreements".



     Engineering and product development -- Engineering and product development expenses consist primarily of employee compensation, engineering equipment and supply expenses and fees paid for third-party design services. To date, no engineering and development expenses have been capitalized. Engineering and product development increased slightly to $1.1 million for the six months ended June 30, 1997 from $1.0 million for the comparable period of 1996. As a percentage of net revenues, engineering and product development decreased to 3.4% for the first half of 1997 from 4.5% for the first half of 1996.



     Sales and marketing -- Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional costs and travel expenses. Sales and marketing expenses increased 32.0% to $3.3 million for the six months ended June 30, 1997 from $2.5 million for the six months ended June 30, 1996. The increase was primarily due to an increase in the direct sales forces and field service staff and increased commissions based on the increase in sales. As a percentage of net revenues, sales and marketing expenses decreased slightly to 10.2% for the first half of 1997 from 10.7% for the first half of 1996.



     General and administrative -- General and administrative expenses consist primarily of compensation to employees performing the Company's administrative functions and expenditures for the Company's administrative facilities. General and administrative expenses increased 27.3% to $1.4 million for the six months ended June 30, 1997 from $1.1 million for the six months ended June 30, 1996. The increase was due to an increase in support staff to support the Company's growth. As a percentage of net revenues, general and administrative expenses decreased slightly to 4.4% for the first half of 1997 from 4.6% for the first half of 1996.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



     Net revenues -- Net revenues increased 24.4% to $50.0 million for 1996, compared to $40.2 million for 1995. The increase primarily resulted from an increase in volume, mostly due to sales of new RAID products, which were introduced in November 1995. Net revenues from sales of these RAID products were $10.9 million for the year ended December 31, 1996 and were derived principally during the second half of the year. Net revenues from sales of these RAID products were insignificant in 1995. The Company's penetration into new industries, as well as an increase in sales force, contributed to the revenue increase in 1996.



     Gross profit -- Gross profit increased 4.9% to $17.0 million for 1996 from $16.2 million for 1995. As a percentage of net revenues, gross profit decreased from 40.2% to 34.0%. This decrease reflected the Company's strategy to lower prices on its existing product line to adjust to changing market conditions, as well as an unusually high level of sales of certain low margin disk products to a distributor. The gross margin decline was partially offset by the contribution provided by new features in the Company's RAID products.


     Shareholder officers' compensation -- Shareholder officers' compensation decreased 30.8% to $6.3 million for 1996 from $9.1 million for 1995. The decrease in shareholder officers' compensation in 1996 is attributable to lower bonuses for 1996 as compared to 1995.

     Engineering and product development -- Engineering and product development expenses increased 31.3% to $2.1 million for 1996 from $1.6 million for 1995. The increase in engineering and product development was primarily due to research and development work on the Fibre Box(R) in 1996. As a percentage of net revenues, engineering and product development remained flat at 4.1%.

     Sales and marketing -- Sales and marketing expenses increased 65.6% to $5.3 million for 1996 from $3.2 million for 1995. As a percentage of net revenues, sales and marketing increased to 10.6% from 7.8%. The increase was due to (i) the hiring of a new Vice President of Sales in early 1996; (ii) an increase in the direct sales force and field service staff; (iii) increased commissions based on the increase in sales; and (iv) a full year of sales service expenditures in Europe by an affiliated company which commenced operations in the last quarter of 1995.

     General and administrative -- General and administrative expenses increased 21.1% to $2.3 million for 1996 from $1.9 million for 1995. The increase was due to an increase in staff to support the Company's growth and the full salary impact of the hiring of a Chief Executive Officer in late May 1995. As a percentage of net revenues, general and administrative expenses decreased slightly to 4.8% from 4.9%.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Net revenues -- Net revenues decreased 27.2% to $40.2 million for 1995, compared to $55.2 million for 1994. The decrease was primarily due to a severe downturn in the bond market in 1994 that caused several of the Company's large customers in the financial services industry to reduce significantly their purchasing volumes in 1995. Sales to customers in the financial services industry decreased 35.1% to $22.2 million for 1995 from $34.2 million for 1994.


     Gross profit -- Gross profit decreased by 25.3% to $16.2 million for 1995 from $21.7 million for 1994. The decrease was a direct result of the decrease in net revenues. As a percentage of net revenues, gross profit increased slightly from 39.2% in 1994 to 40.2% in 1995.

     Shareholder officers' compensation -- Shareholder officers' compensation decreased 40.1% to $9.1 million for 1995 from $15.2 million for 1994. The decrease was due to lower bonuses in 1995 as compared to 1994.

     Engineering and product development -- Engineering and product development increased 14.3% to $1.6 million for 1995 from $1.4 million for 1994 due to an increase in engineering staff and compensation increases in 1995. As a percentage of net revenues, engineering and product development increased to 4.1% from 2.6%.

     Sales and marketing -- Sales and marketing expenses increased 33.3% to $3.2 million for 1995 from $2.4 million for 1994 primarily due to an increase in the direct sales force and field service support. As a percentage of net revenues, sales and marketing increased to 7.8% from 4.4%.

     General and administrative -- General and administrative expenses increased 35.7% to $1.9 million for 1995 from $1.4 million for 1994 due to the hiring of a Chief Executive Officer in late May 1995, the hiring of MIS and accounting employees during 1995, and the full salary impact of employees who were hired during 1994. As a percentage of net revenues, general and administrative expenses increased to 4.9% in 1995 from 2.3% in 1994.

QUARTERLY RESULTS


     The following table sets forth certain quarterly financial data for each of the quarters in 1996 and the first and second quarters of 1997. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements and, in the opinion of the management of the Company, reflects all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                              THREE MONTHS ENDED
                                  --------------------------------------------------------------------------
                                  MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                    1996        1996         1996            1996         1997        1997
                                  ---------   --------   -------------   ------------   ---------   --------
                                                                (IN THOUSANDS)
Net revenues....................   $ 11,099   $ 12,045      $12,853        $ 14,030      $ 15,232   $ 16,996
Gross profit....................      4,203      3,707        3,947           5,142         5,213      6,187
Operating income................        280        136          152             340           534        173
Net income......................        231        125          154             316           464        105
Pro forma net income(1).........      1,053        629          794           1,290         1,394      1,680


---------------
(1) Pro forma net income reflects a pro forma adjustment for shareholder officers' compensation in excess of agreed upon future levels under new employment agreements and has been computed as if the Company was a C Corporation and had been subject to federal and state income taxes during all of the periods presented. See Notes 2 and 8 to the Company's Financial Statements and "Management -- Employment and Compensation Agreements."


     The Company's results of operations over the last six quarters ending June 30, 1997 reflect increases in net revenues each quarter. This revenue increase was driven by higher sales of new RAID products and backup solutions, as well as the Company's penetration into new targeted industries, principally telecommunications.



     Gross margins ranged from approximately 38% in the first quarter of 1996 to 31% in the second and third quarters of 1996. Gross margins during the second and third quarters of 1996 were adversely impacted by an unusually high level of sales of low margin disk products to one distributor. Additionally, the Company's price decreases, which were announced in late 1995, did not have a significant impact on gross margins until beginning in the second quarter due to the timing of customer orders. Gross margins for the fourth quarter of 1996 and the first and second quarters of 1997 improved over the second and third quarters of 1996, principally due to continually declining material costs and a more favorable product mix.


     The Company does not believe that quarterly comparisons are necessarily reflective of its overall performance. The Company's quarterly operating results have varied in the past and may vary in the future depending on a number of factors, some of which are beyond the Company's control. These factors include the timing of customer orders, changes in the Company's product and customer mix, the introduction of new products by the Company or its competitors, pricing pressures and economic conditions. In addition, the Company often incurs significant development, sales and marketing expenses in anticipation of future revenues. See "Risk Factors -- Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES


     For the six months ended June 30, 1997, cash provided by operating activities was $5.6 million compared to cash provided by operating activities of $.8 million for the same period in 1996. The increase was primarily due to an increase in accounts payable and accrued expenses, primarily shareholder officers' bonuses, and a smaller increase in accounts receivable for the six months ended June 30, 1997 as compared to the same period of 1996, partially offset by an increase in inventories. For the year ended December 31, 1996, cash used in operating activities was $2.2 million compared to cash provided by operating activities of $5.0 million for the same period in 1995. The change was primarily due to an increase in accounts receivable and inventories as a result of increased sales volume, partially offset by increases in net income, accrued expenses and customer deposits.


     Cash used in investing activities consists primarily of purchases of property and equipment. Capital expenditures were $375,000, $284,000 and $92,000 for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, respectively.



     As of June 30, 1997, working capital was $8,685,000 and cash and cash equivalents was $6,536,000. In August 1997, a commercial bank committed to provide the Company with a $10 million revolving line of credit. The commitment is subject to the completion of the Offering. Under the proposed terms of the commitment, borrowings will be collateralized by a pledge of substantially all of the Company's assets, with borrowings greater than $5 million also to be secured by short-term investments. Additionally, the Company will be required to comply with certain financial covenants, as defined. The outstanding balance under the revolver will be due on April 30, 1998. The Company presently expects that the net proceeds of the Offering, together with cash generated from operations and available under the revolver, should be sufficient to meet its operating and capital requirements for at least the next twenty-four months. However, the Company may need additional capital to pursue acquisitions or significant capital improvements, neither of which is currently contemplated.



     In connection with the Offering, the Company plans to make a distribution to the current shareholders of all of the previously taxed, but undistributed, S Corporation earnings, which as of June 30, 1997 were approximately $10,500,000. The actual amount of the distribution will reflect the taxable income and any shareholder distributions during the period from July 1, 1997 through the effective date of the Offering. The Company plans to use a portion of the net proceeds of the Offering to make the distribution. See "Use of Proceeds."

                                    BUSINESS

     Box Hill designs, manufactures, markets and supports high-performance data storage systems for the Open Systems computing environment. The Company's storage solutions encompass a broad range of scalable products and services targeting high-end customers. With data becoming an increasingly critical business tool, these customers are demanding certain characteristics in their storage systems, particularly high availability, high performance and fault tolerance, as well as the highest level of customer and technical support. The Company has a history of providing high-end storage solutions that meet these requirements by combining extensive design and implementation experience with leading edge technologies. The Company was among the first to develop and successfully commercialize a hot-swappable SCSI Disk Array storage system and a Redundant Array of Inexpensive/Independent Disks ("RAID") storage system for UNIX. In addition, the Company recently introduced the Fibre Box(R), one of the first Fibre Channel storage systems, and is finalizing the development of its X/ORaid(TM) Module, which takes advantage of the new RAID capabilities that are currently being embedded in Fibre Channel drives. The Company employs a direct marketing strategy targeted at data-intensive industries, which to date primarily include financial services, telecommunications, health care, government/defense and academia.

INDUSTRY OVERVIEW

     The demand for Open Systems data storage is fueled by the rapid proliferation of new data-intensive applications, such as video, the Internet, intranets, multimedia, data warehousing and data mining, as well as the migration of mission-critical applications off mainframe computers. Disk storage systems, tape backup systems and software-based management tools designed to operate on multiple platforms are becoming a strategic part of the MIS environment. MIS purchase decisions are becoming "storage centric" and, in many instances, capital expenditures on storage systems are equal to or greater than those made on computer processing hardware.

     The high end of the Open Systems market is characterized by large capacity UNIX and Windows NT servers operating in multi-platform environments, generally running mission-critical applications. International Data Corporation ("IDC"), an independent market research firm, estimates that the worldwide market for RAID storage systems in UNIX environments will grow at a compounded annual growth rate of 19.3%, increasing from $6.3 billion in 1996 to $12.9 billion in 2000. In addition, IDC estimates that the worldwide market for RAID storage systems in Windows NT environments, will grow at a compounded annual growth rate of 34.1%, increasing from $1.3 billion in 1996 to $4.3 billion in 2000.

     The Company believes that storage purchase decisions at the high end of the Open Systems computing environment are based on a variety of factors, including
(i) response time, capacity and minimization of downtime; (ii) data protection;
(iii) all-encompassing solutions; (iv) multi-platform compatibility; and (v) scalability.

  Current and Emerging Technologies

     The Open Systems market's current storage options include Disk Arrays, RAID storage systems and tape backup systems, each of which are generally attached to hosts by the Small Computer Systems Interface ("SCSI"). Fibre Channel, an emerging high-speed serial interface that has recently become commercially available, enables faster data transfer to Disk Arrays and RAID storage systems. Fibre Channel also enables industry standard RAID functionality to be efficiently embedded directly onto Fibre Channel disk drives.

     SCSI vs. Fibre Channel. SCSI has been the dominant commercially available interface, and is currently used in most Disk Array and RAID storage systems. Its potential successor, Fibre Channel, is regarded by many industry participants as the storage industry's next-generation interface, given the many advantages it has over SCSI. Fibre Channel enables the transfer of data between computers and peripherals at substantially increased rates, over greatly increased cabling lengths and among a greater number of host/device connections, as indicated in the following table:

                                          MAXIMUM
                                            DATA
                                          TRANSFER     MAXIMUM       MAXIMUM
                                            RATE       CABLING     HOST/DEVICE     RAID EMBEDDED
               INTERFACE                  (MB/SEC)     LENGTHS     CONNECTIONS     ON THE DRIVE
----------------------------------------  --------     -------     -----------     -------------
SCSI....................................      20       25 m             16              No
Ultra SCSI..............................      40       25 m             16              No
Fibre Channel (Single Loop).............     100       10 km           126              Yes
Fibre Channel (Dual Loop)...............     200       10 km           126              Yes

     Although the Fibre Channel interface has only recently become commercially available and has essentially no market penetration (see "Risk Factors -- Rapid Technological Change; Dependence on New Products; Introduction of Fibre Channel Product Line"), a number of industry leaders, including Microsoft Corporation, Seagate, Quantum, Fujitsu Limited, Adaptec, Inc., Emulex Corporation, Gadzoox Networks, Inc., Vitesse Semiconductor Corporation and VLSI Technology, Inc., have indicated support for Fibre Channel technology and are producing or plan to produce products that incorporate it. Seagate began shipping Fibre Channel disk drives in the fourth quarter of 1996. In addition, the Fibre Channel Association and the Fibre Channel Loop Community, trade associations formed to foster the development of Fibre Channel technology, have more than 100 members, including the Company and several of the foregoing industry leaders.

     RAID. RAID storage systems address the need for high availability and fault tolerance in disk storage systems. Traditionally, RAID functionality for SCSI storage systems has been implemented in one of two ways: purely by software on the host or by a hardware controller interposed between a host and a Disk Array. These methods have different drawbacks: software-based RAID implementations can slow down CPU processing time, while hardware controller-based RAID implementations require an additional piece of hardware which may be costly and is an additional point of failure. The recent advent of Fibre Channel introduces a new RAID paradigm. Fibre Channel allows the major RAID functions to be efficiently performed on disk drives themselves, eliminating the need for burdensome CPU processing or a hardware RAID controller.

  Future Trend: Storage Area Networks


     To address the growing demand for higher availability and increased connectivity in Open Systems computing environments, the Company envisions the development of storage area networks ("SAN"s) that will add networking capabilities to storage devices. The Company believes that SANs will be enabled principally by two emerging technologies: (i) Fibre Channel and (ii) "clustering" software, such as Microsoft's "Wolfpack." Fibre Channel will allow for a wider range of higher speed connections between and among a greater number of hosts and storage devices in the SAN, and clustering software will allow for the interconnection of multiple hosts to multiple storage devices (currently commercially available systems typically only allow the attachment of one host to one storage system). The Company believes that the high-performance, high-availability features that clustering software is contemplated to possess will enhance the ability of Windows NT, one of the Company's principal targeted computing environments, to capture market share in high-end mission-critical applications.


THE BOX HILL SOLUTION

     Box Hill develops and markets a comprehensive range of storage systems designed to meet the requirements of the high-end Open Systems market. The Company's family of products and services is intended to provide users with the following benefits:

     High performance, high availability and fault tolerance. Recognizing the increased demand for faster response times, greater capacities, higher availability of data and minimum system downtime, the Company has focused on developing high-end, high-performance storage products using SCSI, Ultra

SCSI and Fibre Channel interfaces. The Company was among the first to develop and successfully commercialize a hot-swappable SCSI Disk Array and a RAID storage system for the UNIX environment. More recently, the Company was one of the first to introduce a Fibre Channel storage system and is finalizing development of what it believes will be the first Fibre Channel storage system activating RAID functionality on the disk drives.

     High-performance backup. To satisfy market demand for reliable, high-quality backup products and systems, the Company offers a broad variety of backup products, including tape library systems, backup software, training and documentation. The Company has specialized expertise in the design and implementation of effective, well-integrated backup solutions designed to satisfy customers' individual needs, from departmental server systems to enterprise network systems.


     All-encompassing solutions. The Company delivers all-encompassing solutions, including design consulting, installation, integration, training, and comprehensive, 24-hour, post-sales service and technical support, as well as software-based management tools. The Company employs a full staff of direct sales personnel and applications engineers to assist customers in making appropriate and effective storage system purchases and in addressing, analyzing and solving complex, pre-deployment storage problems. This value-added capability fosters customer loyalty and allows the Company to identify emerging customer requirements for future data storage products.


     Multi-platform support. As an independent provider of storage products, Box Hill is well positioned to provide storage systems specifically designed to be compatible with a variety of UNIX and Windows NT platforms. This cross-platform capability allows end users to standardize on a single storage system that can readily be reconfigured and redeployed at minimal cost as operating systems or other Open System components change.

     Scalability. The Company's products are designed using a flexible, modular architecture allowing the Company to size and configure storage systems to the application-specific requirements of individual customers. In addition, this architecture allows the Company to resize and reconfigure these systems to adapt to the changing needs of customers, while allowing them to retain capital value in their underlying systems.

STRATEGY

     Box Hill's objective is to continue its growth and enhance its position as a leading independent provider of storage solutions to the Open Systems marketplace. To achieve this objective, the Company plans to build upon its record of successfully introducing and commercializing new products and technologies that address the evolving data storage needs of its high-end customer base. Key elements of this strategy are:


     Maintain Technological Leadership and Innovation. The Company intends to continue developing and commercializing high-end SCSI, Ultra SCSI and Fibre Channel-based storage solutions. The Company intends to capitalize on Fibre Channel components and technology by adding enabling software to create products for high-availability storage systems and future-envisioned SAN environments. With respect to its backup products, the Company will continue to research and integrate "best of breed" tape libraries and software, to develop its own software, and to improve its expertise as a leader in backup integration.



     Focus on High-End Markets in Target Industries. The Company intends to continue to target users of UNIX and Windows NT computing environments who require high-performance, high-availability and fault-tolerant storage solutions, such as end users in data-intensive industries which, to date, include financial services, telecommunications, health care, government/defense and academia. In addition, it intends to expand its focus to include other data-intensive vertical markets, such as video, multimedia and imaging. The Company, as an independent provider of storage systems, believes that it is better suited than captive providers are to address the multi-platform computing requirements of these targeted high-end users.

     Expand Geographically. The Company was founded in New York City and historically focused its sales efforts primarily in the northeastern region of the United States. Having achieved commercial success in that region, the Company plans to expand its geographic reach by increasing its direct sales staff, opening additional offices in the United States and further developing a network of international distributors to increase international sales.

     Focus on Direct Sales to End Users. The Company believes that its direct sales strategy maximizes the effectiveness of its sales efforts. In addition, direct customer contact provides the Company with invaluable market feedback and the ability to provide high-quality technical support and enhance customer loyalty.

     Develop Relationships with OEM Customers. The Company intends to augment its traditional direct sales strategy by selling to select OEM customers in situations where market dynamics are such that the Company would not otherwise have access to these markets.

PRODUCTS AND SYSTEMS

     Box Hill's family of products is a flexible, highly scalable set of hardware and software storage solutions for Open Systems applications. The Company's storage products feature modular building blocks that provide customers with a variety of storage solutions ranging from SCSI Disk Array configurations to multi-terabyte Ultra SCSI RAID storage systems to the Fibre Channel RAID storage system, which is in the final stages of development. In addition, Box Hill's backup products incorporate "best of breed" tape library products and backup management software.

     STORAGE PRODUCTS. The Company's principal disk storage products include the Mod Box 5000(TM), the RAID Box 5300 Turbo(TM) product line and the recently introduced Fibre Box(R).

     Mod Box 5000(TM). The Mod Box 5000(TM) is a modular, scalable, hot-swappable, SCSI and Ultra SCSI capable Disk Array system which can be configured with a wide range of storage devices. The Mod Box 5000(TM) architecture supports both 3 1/2" and 5 1/4" device form factors, enabling Box Hill to support the highest capacity drives, and is compatible with both UNIX and Windows NT platforms.

     RAID Box 5300 Turbo(TM). Box Hill integrates hardware RAID controllers with the Mod Box 5000(TM) Disk Array to create the RAID Box 5300 Turbo(TM) product line. The Company also supplies remote monitoring and configuration software as a key part of the RAID Box 5300 Turbo(TM) system. This high-end, high-speed, hot-swappable, SCSI and Ultra SCSI capable RAID storage system supports redundant failover controllers and capacities up to 2.7 TB. The Company believes that its RAID Box 5300 Turbo(TM) is one of the fastest Ultra SCSI RAID storage systems available for both UNIX and Windows NT platforms.

     Fibre Box(R). The Company recently introduced the Fibre Box(R), one of the first storage systems based on Fibre Channel technology. The Fibre Box(R) enables data transfer rates of up to 200 MB per second, transmission distances of up to 10 kilometers, connectivity of up to 126 host/device connections and capacities up to 1.2 TB. In addition, the Fibre Box(R) contains up to eight 9 GB Fibre Channel disk drives in an intelligent enclosure and features hot-swappability, redundancy of key components, and automatic environmental monitoring to enable failure prediction. Included with the Fibre Box(R) is the Company's Fibre Box Array Explorer(TM) software program, which provides users with the benefits of system monitoring and configuration, event reporting and remote disk maintenance and administration.


     Fibre Box(R) with X/ORaid(TM) Module. The Company is in the final stages of developing what it believes will be the first Fibre Channel RAID storage system activating RAID functionality directly on the disk drives. The Company's X/ORaid(TM) Module will provide certain RAID capabilities by activating RAID functionality embedded in each Fibre Channel disk drive.


     The Fibre Box(R) and the Fibre Box Array Explorer(TM) are compatible, and the X/ORaid(TM) Module will be compatible, with Windows NT platforms and the Company intends to make each of them compatible with UNIX platforms.

     BACKUP PRODUCTS. Box Hill's backup solutions consist of a variety of "best of breed" tape libraries and enterprise-wide backup software from industry leaders, proprietary Company software and comprehensive integration and customization services that produce turnkey solutions. The Company believes it has unique abilities to custom design system-wide and enterprise-wide backup systems and effectively integrate "best of breed" hardware and software backup products. The principal tape backup products offered by the Company include the Magna Box, an enterprise-wide automated DLT library with capacities ranging from 800 GB to 41 TB, and the Echo Box, which, together with the Company's proprietary Tape Mirroring Software, allows for the simultaneous real-time creation of two sets of backup tapes, one for fast, local retrieval of data and the other for remote, off-site storage.

     For a discussion of the risks associated with the development and introduction of new products, see "Risk Factors -- Rapid Technological Change; Dependence on New Products; Introduction of Fibre Channel Product Line."

CUSTOMERS


     Box Hill markets its products principally to high-end users in the Open Systems market. The Company has placed major storage system installations principally in data-intensive industries in which customers require high-performance, high-availability, fault-tolerant storage solutions, such as financial services, telecommunications, health care, government/defense and academia. In addition, the Company intends to expand its focus to include other data-intensive vertical markets, such as video, multimedia and imaging. The Company enjoys strong relationships with its customers, which are reflected in high levels of repeat business over many years.


     Some of the customers in each of the Company's targeted industries include:


Financial Services                Telecommunications                   Health Care
------------------------------    ---------------------------------    ----------------------
Chase Manhattan Bank              AT&T                                 Abbott Laboratories
Merrill Lynch                     Bell Atlantic                        Bristol-Meyers Squibb
Salomon Brothers                  Lucent Technologies                  Hoffmann-LaRoche
Smith Barney                      NYNEX                                Pfizer
UBS Securities                    Sprint                               Warner-Lambert

Government/Defense                Academic Institutions
------------------------------    ---------------------------------
Lockheed Martin                   Columbia University
NASA                              New York University
National Institutes of Health     Rensselaer Polytechnic Institute
TRW                               Rutgers University
U. S. Department of Justice       University of Pennsylvania


     See "Risk Factors -- Concentration of Customers in Targeted Industries and the UNIX Marketplace" for a discussion of the risks arising from a significant portion of the Company's sales directed to the financial services and telecommunications industries, sales to a limited number of customers accounting for a material percentage of the Company's annual revenues, and the concentration of sales to the UNIX marketplace.

SALES AND MARKETING

     The Company's marketing strategy emphasizes direct sales to high-end users of its storage and backup products. Prior to 1995, the Company conducted its sales exclusively from its facility in New York City. The Company recently launched an expansion program to penetrate new markets outside the northeastern region of the United States. The Company intends to add new sales representatives and applications engineers in various cities in the United States and Canada. In 1996, the Company established a sales location in the greater Washington, D.C. metropolitan area and, in 1997, commenced hiring personnel in San Diego, San Francisco and Ottawa, Canada. The Company also intends to augment its traditional direct sales strategy by selling to select OEM customers where market dynamics are such that the Company would not otherwise have access to these markets. In addition, the Company's team of applications engineers, generally highly qualified storage experts, complements the sales force by providing pre-sales and pre-deployment consulting, installation services and support.


     The Company's international marketing strategy has been to use distributors located outside of the United States. The Company's foreign activities have principally been conducted through distributors in the United Kingdom, Japan and Hong Kong. Since 1996, the Company has embarked on a program of international expansion, engaging distributors in Korea, Singapore, Taiwan, Italy and Ireland. The Company provides marketing and technical support services in connection with European and Pacific Rim sales. The Company intends to continue international expansion by developing distributor relationships in France, Germany, Scandinavia and the Benelux countries. Sales to international distributors located outside the United States represented approximately 17%, 16%, 18% and 15% of the Company's net revenues for 1994, 1995, 1996 and for the six months ended June 30, 1997, respectively.



     For a discussion of the risks associated with expansion, see "Risk Factors -- Difficulties in Managing Growth" and "-- Risks Associated with International Operations."


ENGINEERING AND PRODUCT DEVELOPMENT

     The Company's research, engineering and development efforts are focused on developing innovative solutions to the storage needs of the high end of the Open Systems market. The Company has expertise in UNIX and Windows NT driver and system software, data storage system design and integration, high-speed interface design for SCSI, Ultra SCSI and Fibre Channel and design, qualification and integration of disk drives, tape drives, robotics and other storage components. For example, the Company was among the first to develop and successfully commercialize a hot-swappable SCSI Disk Array and a RAID storage system for the UNIX environment. More recently, the Company was among the first to introduce a Fibre Channel storage system and is finalizing development of what it believes will be the first Fibre Channel storage system activating RAID functionality on the disk drives.

     The Company generally designs its products to have a modular architecture that can be readily modified to respond to technological developments and paradigm shifts in the Open Systems computing environment. This flexibility allows the Company to focus research and development resources on specific product innovations and advancements. The modular architecture of the products meets customer needs with solutions tailored to their applications and products that can be adapted to changes in technology and in their computing environments.

     The Company is currently focusing considerable development efforts on Fibre Channel storage systems. Projects include improvements to the features, functions and performance of the Fibre Box(R) and the Fibre Box Array Explorer(TM), and the development of the X/ORaid(TM) Module, a future component of the Fibre Box(R) product line. The Company intends to capitalize on Fibre Channel technology and components by adding systems software to create products for high-availability storage systems and future-envisioned SAN environments. See "Risk Factors -- Rapid Technological Change; Dependence on New Products; Introduction of Fibre Channel Product Line" and "-- Limited Protection of Proprietary Technology; Risk of Third-Party Claims of Infringement" for discussions of the risks associated with the development of new products and protection of technological developments.

     The Company's engineering design teams work cross-functionally with marketing managers, applications, technical and production engineers and customers to develop products and product enhancements. The Company employs a full staff of applications engineers to assist customers in making appropriate and effective storage system purchases and in addressing, analyzing and solving complex pre-deployment storage problems. The Company's technical support engineering team and production engineering team also contribute to the quality, manufacturability and usability of products from design to deployment. This value-added capability fosters customer loyalty and allows the Company to identify emerging customer requirements for future data storage products.

     Engineering and product development expenses of the Company (which do not include compensation expenses for applications and technical support engineers, which are recorded as sales and marketing expenses) for fiscal years 1994, 1995 and 1996 were $1.4 million, $1.6 million and $2.1 million, respectively. As of June 30, 1997, the Company had 19 full-time employees engaged in research and development activities and, in addition, had 14 full-time applications and technical support engineers.


CUSTOMER SERVICE AND SUPPORT

     Recognizing that the provision of comprehensive, proactive and responsive support is an essential element in establishing new customer accounts and securing repeat business from existing customers, Box Hill is committed to providing the highest levels of customer service and support aimed at simplifying installation, reducing field failures, minimizing system downtime and streamlining administration.

     Service revenues have not comprised a significant portion of the Company's revenues. In certain geographical regions, and for an annual or quarterly fee, the Company maintains a staff of on-call technical personnel who are available to visit the customer's site within a few hours. In other geographical regions, the Company indirectly provides the same level of support by using third-party service companies. In all cases, Box Hill technical support engineers are available by phone on a seven day, 24 hour basis.

     The Company provides standard warranties with all products sold which are set forth in various documents and agreements which are delivered to customers with each product. As a general policy, the Company ships replacement hardware components to customers in advance of receiving returns of defective components under a standard warranty, which runs from one to five years. The Company occasionally issues credit in lieu of replacing a piece of equipment. A customer may also contract for an extended warranty or on site maintenance support from the Company on all products. See "Risk Factors -- Warranty Exposure."

MANUFACTURING

     Box Hill's manufacturing operations consist of assembly and integration of components and subassemblies into the Company's products with certain of those subassemblies manufactured by independent contractors. The units are assembled to order and are subjected to a systems-level test and to firmware revision controls to ensure performance to specification in the anticipated end-user computing environment. Test results are identified by individual product serial numbers and are logged to aid in technical support. The Company strives to develop close relationships with its suppliers, exchanging critical information and implementing joint corrective action programs to maximize the quality of its components, reduce costs and reduce inventory investments.


     The Company relies on other companies to supply certain key components of its products that are available only from limited sources in the quantities and quality demanded by the Company. The Company purchases substantially all of its disk drives and all of its Fibre Channel drives from Seagate, its DLT tape drives only from Quantum and hardware RAID controllers only from CMD. Approximately 35.6%, 52.7% and 39.4% of the Company's total raw material purchases were from Seagate and approximately 13.8%, 16.5% and 9.7% of the Company's total raw material purchases were from Quantum in the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, respectively. In addition, the Company purchases substantially all of its raw materials pursuant to purchase orders, rather than pursuant to long term purchase agreements, and maintains minimum inventory levels. Quantum is the only supplier of DLT tape drives, which are currently in tight supply, and Seagate is the only manufacturer and distributor of Fibre Channel drives. If the Company faced a shortage of DLT tape drives or Fibre Channel drives, manufacture and shipment of certain of the Company's products could be delayed indefinitely, as long as there continue to be no alternative sources of supply. Even if alternative sources of supply became available, the incorporation of such components from alternative suppliers and the manufacture and shipment of such products could be delayed while modifications to such products and accompanying software were made to accommodate the introduction of alternative suppliers' components. The Company has experienced a shortage of DLT tape drives in the past, and there can be no assurance that the Company will not experience shortages of these or other components in the future. Although hardware RAID controllers are available from other sources, the Company estimates that replacing CMD's hardware RAID controllers with those of another supplier would involve several months of hardware and software modification. See "Risk Factors -- Dependence on Limited Number of Suppliers of Key Components" for a discussion of the risks associated with the Company's reliance on a limited number of suppliers for key components.

COMPETITION


     The market for Open Systems storage is growing and it is intensely competitive. The Company competes primarily with traditional suppliers of computer systems such as Compaq Computer Corporation, Hewlett-Packard, Sun Microsystems, IBM, Data General Corporation and Digital Equipment Corporation, which market storage systems as well as other computer products. The Company also competes against independent storage system suppliers to the high-end Open Systems market, including EMC Corporation, Network Appliance, Inc., Ciprico Inc. and MTI. In the area of tape backup, the Company competes with suppliers of tape-based storage systems such as Datalink Corporation, MTI and numerous resellers.


     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of products than the Company, or to deliver competitive products at a lower end-user price. The Company also expects that competition will increase as a result of industry consolidations. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk
Factors -- Competition."

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     Box Hill's success depends significantly upon its proprietary technology. The Company has no patent protection for its products and has attempted to protect its intellectual property rights through copyrights, trade secrets and other measures. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company has registered its Box Hill(R) and Fibre Box(R) trademarks and is claiming common law protection for and may seek to register its RAID Box 5300 Turbo(TM), Mod Box 5000(TM), X/ORaid(TM) Module and Fibre Box Array Explorer(TM) trademarks and other trademarks and logos as it deems appropriate. The Company generally enters into confidentiality agreements with its employees and with key vendors and suppliers. See "Risk Factors -- Limited Protection of Proprietary Technology; Risk of Third-Party Claims of Infringement" for a discussion of risks associated with attempting to secure and maintain protection of proprietary rights and avoid claims of infringement of the proprietary rights of others.

     The Company licenses certain Fibre Channel driver software under a royalty-free license for use in connection with host bus adapters purchased by the Company from the licensor. The license is irrevocable, non-transferable and non-exclusive, and continues as long as the Company continues to use the licensor's drivers or unless the Company terminates it or either party materially breaches its obligations.

EMPLOYEES


     As of June 30, 1997, Box Hill had a total of 135 employees, (substantially all of whom are full-time), of whom 19 were engaged in engineering, research and development; 14 in applications and technical support engineering; 48 in marketing, sales and customer support; 35 in manufacturing; 19 in general management and administration; and three shareholder officers.


     The Company has experienced no work stoppages and believes that its employee relations are good. The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. The Company provides incentives such as salary and benefits, and will make stock option grants to attract and retain qualified employees. See "Risk Factors -- Dependence on Key Personnel" and
"-- Difficulties in Managing Growth."

FACILITIES


     Box Hill's manufacturing, research and development and principal sales and marketing operations are conducted from, and its administrative staff are located in New York City at, a 44,000-square-foot leased facility, of which approximately 10,000 square feet was added in 1997, occupied under a long term lease, as amended, expiring in 2007. The Company also leases an office in Vienna, Virginia, under a lease that expires in May 1998, to facilitate sales efforts in the greater Washington, D.C. metropolitan area. The rent for the year ended December 31, 1996 for the two facilities aggregated approximately $350,000. The Company believes that its existing facilities are adequate for its current needs.


LEGAL PROCEEDINGS

     The Company is not party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth information concerning the Company's directors, executive officers, and certain key employees, and their ages as of August 25, 1997:



NAME                          AGE     POSITION
--------------------------    ---     -------------------------------------------------
Philip Black..............    42      Chief Executive Officer and Director
Benjamin Monderer.........    39      Chairman of the Board, President and Chief
                                      Technical Officer
Carol Turchin.............    35      Executive Vice President and Director
Mark A. Mays..............    34      Vice President, Secretary and Director
Warren J. Fisher..........    40      Vice President -- Sales
Adam T. Temple............    39      Vice President -- Operations
Kenneth Pitz..............    45      Vice President -- Materials Management
R. Robert Rebmann, Jr.....    32      Chief Financial Officer and Treasurer
Finis F. Conner...........    54      Director
Robert C. Miller..........    53      Director
Mischa Schwartz...........    71      Director


---------------

     Philip Black has been Chief Executive Officer and a Director of the Company since May 1995. From 1976 to 1991 Mr. Black held a number of positions, including Vice President, President, Chief Executive Officer and Vice Chairman of the Board at Tekelec, Inc., a publicly traded company, of which he was the founder, engaged in the design, manufacturing and marketing of diagnostics systems and network switching solutions. From March 1990 until August 1991 Mr. Black served as Managing Director of Echelon Europe, of which he was a co-founder. In September 1991 Mr. Black became the Chief Executive Officer and Treasurer of Avalon Control Technologies, a company specializing in products and services related to Echelon's LONWorks technology, and served in those capacities until June 1994. In April 1994 Mr. Black became President and Chief Executive Officer of Chevry, a backup software company, and served in those capacities until he joined the Company.



     Benjamin Monderer, Eng.Sc.D., a co-founder of the Company, has been President and a Director of the Company since its incorporation in 1988 and became Chairman of the Board in July 1997. He is also Chief Technical Officer and has served as Manager of Operations of the Company. Dr. Monderer had been a member of the technical staff at Hewlett-Packard in 1980 and 1981 and was a Research Scientist at Columbia University from 1986 to 1989. Dr. Monderer holds a Bachelor of Science in Electrical Engineering degree from Princeton University and a Master of Science degree in Electrical Engineering and a Doctor of Engineering Science from Columbia University. Dr. Monderer is married to Carol Turchin.


     Carol Turchin, a co-founder of the Company, has been an executive officer and a Director of the Company since its incorporation in 1988 and, in July 1997, became Executive Vice President of the Company. She has also served as the Company's Vice President of Sales and Marketing. Ms. Turchin holds a Bachelor of Arts degree from Vassar College. Ms. Turchin is married to Benjamin Monderer.

     Mark A. Mays, a co-founder of the Company, has been Vice President, Technical Consultant and a Director of the Company since its incorporation in 1988 and was appointed Secretary of the Company in July 1997. From 1985 to 1988, Mr. Mays served as Associate Research Scientist at Columbia University. Mr. Mays holds a Bachelor of Science degree and a Master of Science degree in Electrical Engineering from Columbia University.

     Warren J. Fisher has served as Vice President -- Sales of the Company since January 1996. From November 1992 to December 1995, Mr. Fisher was the Vice President -- Sales of QStar Technologies, Inc., a software development company. From April 1991 to November 1992, he served as Regional Sales Manager at Altos Computer Systems, a computer manufacturer, and from June 1984 until April 1991, served as Chief Executive Officer of a computer systems integration division of George S. May International Company, a consulting company. Mr. Fisher holds a Bachelor of Science degree in Industrial Engineering and Management Science from Northwestern University and a Master of Business Administration from Northwestern University's J.L. Kellogg Graduate School of Management.

     Adam T. Temple has served as Vice President -- Operations of the Company since 1996. Mr. Temple joined the Company in 1991 and became Head of Operations in 1992. Prior to joining the Company, Mr. Temple served as Advisory Engineer for IBM at the T.J. Watson Research Center from 1990 to 1991, as a member of the Research Staff at Columbia University's Center for Telecommunications Research from 1985 to 1990, and as an engineer at Raytheon Company's Submarine Signal Division from 1979 to 1985. Mr. Temple holds a Bachelor of Science degree in Engineering and Applied Science from Yale University and a Master of Science in Electrical Engineering from Columbia University.

     Kenneth Pitz has served as Vice President -- Materials Management of the Company since 1996. Mr. Pitz has served in various management capacities since he joined the Company in 1992. Prior to joining the Company, Mr. Pitz served in various capacities of increasing responsibility at Lex Electronics (formerly Schweber Electronics, which was purchased in 1991 by Arrow Electronics, Inc.) from 1976 to 1992, including Product Line Manager, Operations Manager of a sales office, Director of a division and, ultimately, Director of Customer Services for the company.

     R. Robert Rebmann, Jr. has been Chief Financial Officer of the Company since joining the Company in January 1997 and became Treasurer of the Company in July 1997. Prior to joining the Company, Mr. Rebmann served as Audit Manager for Perelson Weiner (formerly Weiner Associates), a mid-sized regional public accounting firm. Mr. Rebmann held various positions of increasing responsibility at Perelson Weiner from 1986 until December 1996. Mr. Rebmann holds a Bachelor of Science degree in Accounting from the State University of New York at Binghamton and is a Certified Public Accountant.


     Finis F. Conner was elected a Director of the Company in July 1997. Mr. Conner was until 1996 Chairman of the Board and Chief Executive Officer of Conner Peripherals, Inc. which he founded in 1986. A leading manufacturer of 3 1/2" Winchester disk drives used in personal computers, Conner Peripherals was merged with Seagate in February 1996. Mr. Conner was a co-founder of Seagate, and served as its Vice-Chairman from 1979 to 1985. From 1996 to the present, Mr. Conner has been Chairman of the Board of Golf Media, Inc., a company engaged in the design of internet web sites for the promotion of golf products, and since February 1996, Mr. Conner has been a principal of the Conner Group, an independent consulting organization.



     Robert C. Miller was elected a Director of the Company in August 1997. Mr. Miller has been Chairman of the Board and Chief Executive Officer of NeTpower, which is engaged in the development and manufacture of systems for the Windows NT market, since he founded the company in February 1993. Prior thereto, he was Chairman, President and Chief Executive Officer of MIPS Technologies Inc., since its acquisition by Silicon Graphics Inc. in June 1992 and during the five-year period prior to such acquisition. Mr. Miller had been Senior Vice President of the Information Systems Group of Data General and had held several positions with IBM, the last of which was Director of IBM's Boulder, Colorado laboratory. A senior member of the Institute of Electrical and Electronic Engineers ("IEEE") Society, Mr. Miller holds six United States patents and has authorized a number of publications related to computer architecture. He holds a Bachelor's degree in Mechanical Engineering from Bucknell University, an M.S. in Thermodynamics from Stanford University and is a registered Professional Engineer.


     Mischa Schwartz, Ph.D. was elected a Director in July 1997. Dr. Schwartz is the Charles Batchelor Professor Emeritus of Electrical Engineering at Columbia University. He was Professor of Electrical Engineering and Computer Science at Columbia University from 1974 until retirement in July 1996. Prior to 1974, he served as Professor of Electrical Engineering at the Polytechnic Institute of Brooklyn for 24 years, during a portion of which period he served as Head of the Electrical Engineering Department. During his tenure at Columbia University he served, in 1980 as a Visiting Scientist with IBM Research, from 1985 to 1988 as Director of the Columbia University Center for Telecommunications, one of the six

National Engineering Research Centers established in 1985 under major grants of the National Science Foundation, and during 1986 as a Resident Consultant with NYNEX Science and Technology. He has also served as a part time consultant on wireless communication systems for IBM Research during 1994 and for AT&T Bell Laboratories during 1995. Dr. Schwartz, the author or co-author of nine books and more than 150 technical publications on communication theory, systems signal processing and computer communication networks, is a member of the National Academy of Engineering, a Fellow and former Director of the IEEE and former Chairman of its Information Theory Group and Past President of the Communications Society. He serves on the editorial board of several communication journals including Networks and Telecommunication Systems. In 1984, he was cited by IEEE as one of the ten all-time outstanding Electrical Engineering educators.


DIRECTORS' COMPENSATION

     In July 1997, the Company adopted a compensation policy for its non-employee directors. The policy provides that such directors shall receive an annual fee of $25,000 payable in quarterly installments, and shall be reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors or committees thereof. Directors who are employees of the Company do not receive additional compensation for serving as directors.


     The Company granted, under its Incentive Program, in connection with their elections as Directors of the Company, options to (i) Mr. Conner in July 1997 to purchase 346,500 shares of its Common Stock at a price of $12.73 per share, and
(ii) to Mr. Miller and Dr. Schwartz in August 1997 to purchase 173,250 and 10,000 shares, respectively, of its Common Stock at the initial public offering price per share. The five-year options vest ratably over sixteen quarters commencing on October 1, 1997.


EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the fiscal year ended December 31, 1996 for (i) the Company's Chief Executive Officer and
(ii) the Company's four most highly compensated other executive officers whose salary, bonus and other compensation for such year exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION(1)
                             -------------------------------------       LONG-TERM
                                                         OTHER          COMPENSATION
    NAME AND PRINCIPAL                                  ANNUAL             AWARDS        ALL OTHER
         POSITION*            SALARY      BONUS      COMPENSATION      (# OF OPTIONS)   COMPENSATION
---------------------------  --------   ----------   -------------     --------------   ------------
Philip Black...............  $282,289   $   72,630            --               --               --
  Chief Executive Officer
Benjamin Monderer..........   281,910    2,603,375            --               --               --
  Chairman of the Board;
     President; Chief
     Technical Officer
Carol Turchin..............   278,489    2,603,375            --               --               --
  Executive Vice President
Mark A. Mays...............   278,489      295,250            --               --               --
  Vice President, Secretary
Warren J. Fisher...........   101,392           --     $ 135,415(2)        13,530         $ 50,000(3)
  Vice President -- Sales

---------------

 *  Reflects the position or positions of such officers as of August 25, 1997.


(1) Represents amounts paid in 1996.

(2) Represents commissions paid in 1996.

(3) Represents moving expenses paid in 1996.

EMPLOYMENT AND COMPENSATION AGREEMENTS

     The Company has entered into employment agreements with Dr. Monderer, Ms. Turchin and Mr. Mays. The agreements are for a term commencing with the date of this Prospectus and ending December 31, 2000 and provide for annual base compensation of $500,000, $425,000 and $350,000, respectively, for Dr. Monderer, Ms. Turchin and Mr. Mays, for the period ending December 31, 1998 with the compensation for the remaining two years to be not less than the prior year's base compensation, adjusted for increases in the Consumer Price Index. The agreements also provide for an annual bonus of (i) 0.5% of the net revenues in excess of $100,000,000 for each of Dr. Monderer and Ms. Turchin and (ii) 4.0%, 2.5% and 1.5% of the net pre-tax income above $20,000,000, respectively, for Dr. Monderer, Ms. Turchin and Mr. Mays, for any year ending during the term of the agreements. The employment agreements with Dr. Monderer and Ms. Turchin provide that the Company is to secure term life insurance on the life of each of them in the amount of at least $1,000,000 for the benefit of his or her spouse. Each of their employment agreements also provides that in the event of the employee's death, the Company will pay the employee's spouse the employee's base compensation for twelve months following such death at the rate payable immediately prior to such death, plus the amount of any bonus which would have been earned during the following 12 months, and that in event of termination due to disability as defined in the agreement, the Company will pay his or her base compensation for the twelve-month period following such termination at the rate payable immediately prior to such termination.


     In May 1995, the Company entered into a Compensation Plan and Agreement (the "Compensation Plan") with Mr. Philip Black. The Compensation Plan provides that Mr. Black's employment with the Company is at will. The agreement provides for an annual base salary of $275,000, plus a bonus, based on the Company's net revenues and pre-tax income for the immediately prior calendar year, of: (i) 0.05% of the net revenues up to $100,000,000 plus 0.5% of the net revenues in excess of $100,000,000 for the period and (ii) 1.12% of the pre-tax income, as defined, up to $20,000,000, plus 4.0% of the pre-tax income above $20,000,000 for the period.


     The Compensation Plan may be terminated at the option of either the Company or Mr. Black for convenience and without cause at any time upon 30 days prior written notice. If so terminated by the Company, Mr. Black is entitled to a severance payment equal to his annual salary and aggregate bonus for the calendar year prior to the termination, but not more than $600,000 in the aggregate. The employment agreements and the Compensation Plan contain a non-competition covenant for a one-year period following termination of employment.

STOCK OPTIONS

     To date, there has been no exercise of stock options granted by the Company. The only executive officer named in the Summary Compensation Table who was granted stock options during the year ended December 31, 1996 was Mr. Fisher who received, on January 8, 1996, an option to purchase 13,530 shares of Common Stock at a price of $.75 per share.

     The following table sets forth information concerning the value of unexercised options held by Mr. Fisher and Mr. Black, the only executive officers named in the Summary Compensation Table who held options as of December 31, 1996. None of those options is exercisable prior to consummation of the Offering.

                         FISCAL YEAR END OPTION VALUES

                                                NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                                SECURITIES UNDERLYING        IN-THE-MONEY OPTIONS
                      NAME                    OPTIONS AT FISCAL YEAR END     AT FISCAL YEAR END(1)
    ----------------------------------------  --------------------------     ---------------------
    Philip Black............................            521,054                   $ 2,282,217
    Warren J. Fisher........................             13,530                        57,773

---------------
(1) Based on the fair market value of the Common Stock as of December 31, 1996 of $5.02 as determined by the Company.

INCENTIVE PROGRAM


     The Company's 1995 Incentive Program (the "Incentive Program"), adopted in May 1995 and as amended in July 1997, permits the grant during the ten-year period ending in May 2005 to officers, directors and employees of the Company and its direct and indirect subsidiaries and to certain consultants and advisors of the Company of options to purchase up to 2,392,500 shares of the Company's Common Stock, subject to adjustment. As of August 25, 1997, there were outstanding options to purchase an aggregate of 1,645,797 shares of Common Stock of the Company. None of the options is exercisable prior to the date of this Prospectus.


     The Incentive Program authorizes the grant of incentive stock options ("ISO"), which may only be granted to employees of the Company or any subsidiary or parent of the Company and non-qualified stock options ("Non-qualified Options").

     The Incentive Program is administered and interpreted by the Board of Directors or by one or more committees appointed by the Board of Directors (the "Plan Administrator").

     The Board of Directors may, from time to time, amend, alter, suspend or discontinue the Incentive Program, subject to required shareholder approval with respect to amendments that would (1) increase the maximum number of shares of Common Stock available for issuance under the Incentive Program, (2) reduce the minimum option price, (3) effect any change inconsistent with Section 422 of the Code or (4) extend the term of the Incentive Program.


     To qualify as an ISO, the option price at which the Common Stock may be purchased will be the Fair Market Value (or, if the grantee is a 10% shareholder, 110% of the Fair Market Value (as defined below)) of the Common Stock at the time of the grant. Upon exercise of any ISO or Non-qualified Option, the grantee may pay the option price (a) in cash, (b) by delivering shares of Common Stock held by the grantee for at least six months which have a Fair Market Value equal to the option price on the exercise date, (c) by surrender of options with respect to shares having a Fair Market Value equal to the purchase price or (d) by delivering a combination of the foregoing with a combined Fair Market Value equal to the option price.



     In the event of a change in control, merger, consolidation, combination or other transaction in which shareholders of the Company will receive cash or securities (other than Common Stock), or if such shareholders are offered cash or securities in exchange for their Common Stock and such offer, if accepted, would result in the offeror becoming the owner of (a) at least 50% of the outstanding shares of Common Stock of the Company or (b) such lesser percentage of the Common Stock as the Plan Administrator determines will materially and adversely affect the market value of the Common Stock after such offer, the Plan Administrator shall have the right (i) to accelerate the vesting of all options such that they become fully exercisable immediately and/or (ii) adjust the options by substituting the common stock of the surviving corporation, parent or offeror.



EMPLOYEE STOCK PURCHASE PLAN



     The Company's Employee Stock Purchase Plan, which was adopted in August 1997, provides an opportunity for eligible employees of the Company to purchase shares of Common Stock, at a discount, through regular period salary reductions. A maximum of 250,000 shares of Common Stock may be issued under the Stock Purchase Plan.



     The first offering under the Stock Purchase Plan will begin on the commencement of this Offering and end on March 31, 1998. Unless otherwise determined by the Board of Directors or the Compensation Committee, subsequent offerings will commence on the first business day occurring on or after each April 1 thereafter and will end on the last business day occurring on or before the following March 31. The Board of Directors or the Compensation Committee may, in its discretion, select a different offering period for any offering, provided that the duration of the offering is not more than one year. All employees who are customarily employed by the Company or a subsidiary designated by the Board of Directors or the Compensation Committee for more than twenty hours per week and have been so employed for at least six months as of the first day of the applicable offering period are eligible to participate in the Stock Purchase Plan.



     The maximum number of shares which may be purchased by a participating employee of the Company during an offering will be determined by the Board of Directors or the Compensation Committee. An employee may purchase shares under the Stock Purchase Plan by authorizing payroll deductions of up to 10% of his regular pay during this offering period. Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the price of the Common Stock on the offering date or the exercise date, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 of the fair market value worth of Common Stock in any calendar year (determined on the first day of the offering period(s) in which such stock is purchased); certain other tax limitations may apply.



     The Stock Purchase Plan will be administered by the Board of Directors or the Compensation Committee. The Board of Directors or the Compensation Committee may at any time amend the Stock Purchase Plan, subject to the approval of the Company's stockholders if and to the extent required to comply with Rule 16b-3 under the Exchange Act or to preserve the favorable tax treatment of participants, or discontinue the Stock Purchase Plan.



     The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Code, which provides that an employee will not have income for federal income tax purposes at the start of an offering or upon the purchase of shares of Common Stock at the end of an offering, but generally will recognize ordinary income, in addition to capital gain or loss, when the employee sells the shares.


THE 401(k) PLAN

     In August 1995 the Company adopted a salary deferral plan, the Box Hill Systems Corp. 401(k) Plan (the "401(k) Plan"), which is intended to qualify under Section 401(a) and 401(k) of the Code. Company employees are eligible to participate in the plan if they were employed as of August 1, 1995 or when they attain the age of 21. Participants may make elective salary reduction contributions to the 401(k) Plan of not less than 1% nor more than 15% of their annual compensation, subject to a dollar limit established by law (which limit was $9,500 in 1996). In addition, the Company may make a discretionary matching contribution equal to a percentage of the employee's elected deferred amount and may make one or both of two additional types of discretionary contributions, neither of which is required, and each of which is to be determined annually by the Company. To date, the Company has made no matching or other contributions under the 401(k) Plan.

     Participants are fully vested at all times in the amounts they contribute to the Plan and are always 100% vested upon early or normal retirement. The Company's matching contributions are to vest at a rate of 20% in the first year of service; the vested percentage then increases by 20 percentage points for each successive year of service and participants are 100% vested by the end of their fifth year. Participants are always fully vested in special and additional discretionary contributions made by the Company to the Plan. Benefits under the Plan generally are distributable after the age of 59 1/2 or become payable upon separation from service, retirement, death or disability.

                              CERTAIN TRANSACTIONS


     Dr. Benjamin Monderer and Ms. Carol Turchin, officers, Directors and shareholders of the Company, from time to time during the period from December 31, 1993 through December 31, 1994 made loans to the Company for working capital purposes. The largest outstanding balance of such loans, which bore interest rates from 8% to 10% per annum, was $3,401,000 as of December 31, 1994. The loans were repaid in 1995, the last repayment, in the amount of $1,901,000, having been made in June 1995. The related interest expense to the Company in connection with such advances for the years ended December 31, 1994 and 1995 was $135,000 and $116,000, respectively.



     Dr. Monderer, Ms. Turchin and Mr. Mark Mays are the sole shareholders of Box Hill Systems Europe, Ltd. ("Box Hill Europe"), which they formed in 1995 to provide marketing and technical support services to the Company in connection with European sales. They, along with Mr. Philip Black, are its directors. The Company pays the operating expenses of Box Hill Europe's operations, which consist solely of salaries for its employees and related expenses, plus a fee of 10% of total operating expenses, which fee is principally used to pay applicable United Kingdom taxes. No sales of the Company's products or services are effected through Box Hill Europe. None of Box Hill Europe's employees is an officer or director or an affiliate of an officer or director of the Company. For the years ended December 31, 1995 and 1996, and the six months ended June 30, 1996 and 1997, the Company expensed $99,000, $316,000, $157,000 and
$160,000, respectively, in connection with such operation. In addition, the Company had accounts payable to Box Hill Europe of $55,000 and $65,000 as of December 31, 1996 and June 30, 1997, respectively. The Company expects that Box Hill Europe will continue to operate as a separate independent company after the Offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to beneficial ownership of the Common Stock of the Company, after giving effect to the Offering, by (i) each person known by the Company to be the beneficial owner of 5% or more thereof, (ii) each director, (iii) each named Executive Officer and
(iv) all officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. As indicated elsewhere in this Prospectus, each Selling Shareholder has held and continues to hold certain positions with the Company. See "Management."


                                     AMOUNT AND NATURE
                                  OF BENEFICIAL OWNERSHIP                      AMOUNT AND NATURE
                                      OF COMMON STOCK                       OF BENEFICIAL OWNERSHIP
                                    BEFORE THIS OFFERING                      AFTER THIS OFFERING
                                ----------------------------   NUMBER OF   -------------------------
                                               PERCENTAGE OF    SHARES                 PERCENTAGE OF
                                NUMBER OF       OUTSTANDING      BEING     NUMBER OF    OUTSTANDING
             NAME                 SHARES          SHARES        OFFERED     SHARES        SHARES
------------------------------- ----------     -------------   ---------   ---------   -------------
Benjamin Monderer(1)(2)........  9,900,000          100.0%       712,500   8,000,000         63.5%
Carol Turchin(1)(2)............  9,900,000          100.0        712,500   8,000,000         63.5
Mark A. Mays(1)(3).............  9,900,000          100.0        475,000   8,000,000         63.5
Philip Black(4)................    234,475            2.3             --     234,475
Finis F. Conner(4).............     21,656         *                  --      21,656       *
Warren J. Fisher(4)............      4,736         *                  --       4,736       *
Robert C. Miller(4)............     10,828         *                  --      10,828       *
Mischa Schwartz(4).............        625         *                  --         625       *
Directors and Executive
  Officers as a group (11
  persons)(5).................. 10,190,433          100.0%     1,900,000   8,290,433         64.3%


---------------
  *  Less than one percent.

(1) The address of such person is c/o Box Hill Systems Corp., 161 Avenue of the Americas, New York, NY 10013.


(2) Beneficial ownership includes, before the Offering, 3,300,000 shares owned by such individual's spouse and 3,300,000 shares owned by Mr. Mays, and after the Offering 2,587,500 shares owned by such individual's spouse and 2,825,000 shares owned by Mr. Mays, all of which shares are subject to the voting agreement described below, as to which shares such individual disclaims beneficial ownership.



(3) Beneficial ownership includes, before the Offering, an aggregate of 6,600,000 shares owned by Dr. Monderer and Ms. Turchin, and after the Offering 2,587,500 shares owned by each thereof, all of which are subject to a voting agreement, described below, as to which shares Mr. Mays disclaims beneficial ownership.



(4) Beneficial ownership represents shares issuable upon exercise of options exercisable within 60 days of the date of this Prospectus.



(5) Beneficial ownership includes 290,433 shares issuable upon exercise of options exercisable within 60 days of the date of this Prospectus by all directors and executive officers as a group and by the wife of an officer who is also an employee of the Company.



     On July 31, 1997, Dr. Monderer, Ms. Turchin and Mr. Mays entered into a voting agreement with respect to the shares each owns, effective with the consummation of the Offering. Pursuant to the agreement, such shareholders have agreed to vote their respective shares for the election of each thereof as a Director of the Company and will vote their shares in accordance with the determination of the holders of a majority of their shares as to any proposal to merge, consolidate, liquidate or sell substantially all the assets of the Company. The agreement, which is to terminate on December 31, 2009, or upon the deaths of Dr. Monderer and Ms. Turchin, prohibits the transfer of their shares other than (i) to a member of the transferor's family who agrees to be bound by the agreement, (ii) pursuant to a sale exempt from registration pursuant to Rule 144 under the Securities Act or (iii) in a merger, consolidation or sale of substantially all the assets of the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company's authorized capital stock consists of 40,000,000 shares of the Common Stock, par value $.01 per share. After the closing of the Offering, 12,600,000 shares of the Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' over-allotment option. Concurrent with the Company's conversion to C Corporation status immediately prior to consummation of the Offering, the Company will amend its Certificate of Incorporation to authorize a class of Preferred Stock, par value $.01 per share. Upon closing of the Offering, no shares of Preferred Stock will be issued and outstanding. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.


COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of a dissolution of the Company, whether voluntary or involuntary, after distribution to the holders of Preferred Stock, if any, of amounts to which they may be preferentially entitled, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its shareholders. None of the holders of Common Stock has any preemptive, subscription, liquidation, conversion or redemption rights, and no holders of Common Stock are subject to further calls or assessments or rights of redemption by the Company. No sinking funds are available to the holders of Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon amendment of the Company's Certificate of Incorporation immediately prior to consummation of the Offering to authorize the class of Preferred Stock, the Company's Board of Directors will have the authority to issue 5,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, rights, preferences and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. The issuance of a series of Preferred Stock in certain circumstances, based on the terms of the series, may delay, deter or prevent a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company currently has no plans to issue any Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's By-laws provide that the Company will indemnify its directors and executive officers for their reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with his or her defense of any action (except an action by the Company in its own right) to which he or she becomes a party by reason of the fact that such individual served as an officer or director of the Company or of any corporation in which he or she served at the request of the Company, other than in connection with acts committed in bad faith or resulting from active and deliberate dishonesty, or in connection with which he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. The Company's employment agreements with Dr. Monderer, Ms. Turchin and Mr. Mays, its Compensation Agreement with Mr. Black and its agreement with Mr. Conner in connection with his appointment as a director contain indemnification provisions consistent with the foregoing.

     The foregoing indemnification provisions do not eliminate a director's duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available. They also do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

CERTAIN PROVISIONS OF NEW YORK LAW

     Section 912 of the NYBCL regulates "business combinations," a term covering a broad range of transactions between "resident domestic corporations" (as defined, which term would include the Company) and an interested shareholder, which is defined as any person beneficially owning 20% or more of the outstanding voting stock of the resident domestic corporation or any affiliate or associate of that owner. Under the statute, a resident domestic corporation may not engage in any business combination with any interested shareholder, unless (a) if the business combination is to occur within five years of the date the shareholder acquired 20% or more ownership, either the business combination or the stock acquisition was previously approved by the Board of Directors, or
(b) the business combination is approved by a majority of outstanding voting stock (not including shares owned by the interested shareholder), which approval may not be effectively given until approximately five years after the interested shareholder first attained 20% ownership (the "Stock Acquisition Date"), or (c) the business combination occurs after five years after the interested shareholder's Stock Acquisition Date and the consideration paid to the non-interested shareholders meets certain stringent conditions imposed by section 912. The restrictions imposed by section 912 will not apply to a corporation that amends its by-laws by the affirmative vote of a majority of its outstanding voting stock (not including shares owned by the interested shareholder) to "opt out" of section 912; however, an amendment will not be effective for 18 months after the vote and will not apply to any business combination where the Stock Acquisition Date precedes the amendment.

     At this time, the Company will not seek to "opt out" of section 912 and, therefore, the restrictions imposed by section 912 will apply to the Company.

     Section 912 of the NYBCL may discourage other persons from making a tender offer for, or acquisitions of, a number of shares of the Common Stock. This could have the incidental effect of inhibiting changes in management and also may prevent temporary fluctuations in the market price of the Common Stock that often result from actual or rumored takeover attempts. In addition, the limited liability provisions in the Company's Certificate of Incorporation with respect to directors and the indemnification provisions in the Company's by-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty and also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its shareholders. Furthermore, a shareholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against the Company's directors and officers pursuant to the indemnification provisions in the Company's by-laws.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Common Stock, and any sales of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.


     Upon completion of the Offering, there will be an aggregate of 12,600,000 shares of Common Stock outstanding assuming (i) no exercise of the Underwriters' over-allotment option and (ii) no exercise of outstanding options to purchase Common Stock. Of these shares, the 4,600,000 shares of Common Stock sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder. The remaining 8,000,000 shares of Common Stock (the "Restricted Shares") are held by the Selling Shareholders. The Restricted Shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act.



     The Company and each of its directors and officers including the Selling Shareholders, have agreed that, for a period of 180 days (270 days in the case of the Selling Shareholders) after the date of this Prospectus, they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (without the prior consent of Salomon Brothers Inc) provided that the Company may issue and sell shares of Common Stock pursuant to the Incentive Program and the Employee Stock Purchase Plan.



     Upon expiration of a period of 270 days from the date of this Prospectus, all of the Restricted Shares will become eligible for sale subject to the provisions of Rule 144 under the Securities Act.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year, is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (126,000 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.



     The Company intends to file registration statements under the Securities Act to register shares of Common Stock reserved for issuance under its Incentive Program and the Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing. As of August 25, 1997, options to purchase 1,645,797 shares of Common Stock at a weighted average exercise price of $4.74 per share were outstanding under the Company's Incentive Program.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters, and each of the Underwriters, for whom Salomon Brothers Inc and Montgomery Securities are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholders the number of shares set forth opposite its name below.


                                UNDERWRITER                           NUMBER OF SHARES
        ------------------------------------------------------------  ----------------
        Salomon Brothers Inc .......................................
        Montgomery Securities ......................................
                                                                            -------
                  Total.............................................      4,600,000
                                                                            =======


     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares of Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company and the Selling Shareholders have been advised by the Representatives that the several Underwriters propose initially to offer such shares of Common Stock at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to other dealers.
After the initial offering, the public offering price and such concessions may be changed.


     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 690,000 additional shares of Common Stock, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.



     The Selling Shareholders have agreed that they will not, without prior written consent of Salomon Brothers Inc, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned upon consummation of the Offering by such person or any securities convertible into, or exchangeable for, shares of Common Stock during the period of 270 days after the date of this Prospectus, other than shares of Common Stock disposed of as bona fide gifts. The Company and its officers and directors other than the Selling Shareholders have agreed that they will not, without the prior written consent of Salomon Brothers Inc, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any shares of Common Stock, options or any securities convertible into, or exchangeable for, shares of Common Stock during the period of 180 days after the date of this Prospectus; provided, however, that the Company may issue and sell Common Stock pursuant to the Incentive Program and the Employee Stock Purchase Plan and the Company may issue Common Stock issuable upon the exercise of securities outstanding on the date of this Prospectus. Salomon Brothers Inc in its sole discretion may release any of the shares subject to the lock-up at any time without notice.


     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Stabilizing transactions permit bids to purchase the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market following completion of this Offering to cover all or a portion of a syndicate short position created by the Underwriters selling more shares of Common Stock in connection with this Offering than they are committed to purchase from the Company and the Selling Shareholders. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby they may reclaim from an Underwriter (or a dealer participating in the Offering), for the account of the Underwriters, the selling concession with respect to shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.


     The Representatives have informed the Company and the Selling Shareholders that they do not intend to confirm sales to any account over which they exercise discretionary authority.


     Prior to this Offering there has been no public market for the Common Stock. The price to the public for the Shares has been determined through negotiations between the Company and the Selling Shareholders and the Representatives and was based on, among other things, the Company's financial and operating history and condition, the prospects of the Company and its industry in general, the management of the Company and the market prices of securities of companies engaged in businesses similar to those of the Company. There can, however, be no assurance that the prices at which the Shares will sell in the public market after this Offering will not be lower than the price at which they are sold by the Underwriters.


                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC, New York, NY. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, NY.


                                    EXPERTS

     The financial statements and schedule as of December 31, 1996 and for the year then ended included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements and schedule as of December 31, 1995 and for the years ended December 31, 1994 and 1995 included in this Prospectus have been audited by Perelson Weiner, independent auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             CHANGE IN ACCOUNTANTS


     On January 6, 1997, the Company engaged Arthur Andersen LLP as its independent public accountants to audit the financial statements as of December 31, 1996 and for the year then ended. The decision to change accountants was approved by the Board of Directors. The auditor's report of Perelson Weiner as of December 31, 1995 and for the years ended December 31, 1994 and 1995, included elsewhere herein, does not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the company's financial statements for the years ended December 31, 1994 and 1995 and in the subsequent interim period prior to the change, there were no disagreements with the former auditors on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the former auditor's satisfaction, would have caused them to make reference to the subject matter in their report. Prior to retaining Arthur Andersen LLP, the Company did not consult with Arthur Andersen LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company's financial statements, or any other matter.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

     The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                    GLOSSARY

ANSI.......................  American National Standards Institute.

clustering software........  Clustering software allows a client software application to interact with a cluster of host servers, as if the cluster were a single host. Clustering software is designed to increase both availability (by providing alternative processing capacity in the event of a host failure) and scalability (by sharing resources among a number hosts in the cluster).

CPU........................  Central Processing Unit. Refers to a
                             microprocessing chip in a host computer.

Disk Array.................  A storage system comprising a variable number of disk drives externally attached by means of an interface to a computer system.

DLT........................  Digital Linear Tape. A proprietary tape drive product line designed and built by Quantum.

failover...................  A high-availability and data protection feature that automatically transfers functions from a failed device to a redundant device.

fault tolerance............  The capability of a system to withstand a degree of failure and continue to perform its functions.

Fibre Channel..............  The name given to a new interface standard developed by ANSI.

GB.........................  Gigabyte. 1,024 megabytes.

high availability..........  The capability of a system to perform its functions with minimal downtime.

hot-swappable..............  The ability of components of a storage system, such as disks, power supplies and fans, to be exchanged while the system remains powered on.

MB.........................  Megabyte. 1,048,576 bytes, a unit of measurement for data storage.

Open Systems...............  Computing environments incorporating computers that act as servers interconnected over a network to client workstations and a variety of other system components and peripherals based on a series of published or open interface specifications.

RAID.......................  Redundant Array of Inexpensive/Independent Disks. A
                             Disk Array storage system with fault tolerant capabilities.

SCSI.......................  Small Computer Systems Interface. The name given to a commonly used interface standard developed by ANSI.

TB.........................  Terabyte. 1,024 gigabytes.

Ultra SCSI.................  An advanced form of SCSI with increased performance capabilities.

UNIX.......................  A popular multi-user computer operating system commonly used in Open Systems.


Windows NT.................  A Microsoft computer operating system commonly used in Open Systems.

                             BOX HILL SYSTEMS CORP.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Public Accountants -- Arthur Andersen LLP.......................    F-2
Independent Auditors' Report -- Perelson Weiner.......................................    F-3
Balance Sheets........................................................................    F-4
Statements of Income..................................................................    F-5
Statements of Shareholders' Equity....................................................    F-6
Statements of Cash Flows..............................................................    F-7
Notes to Financial Statements.........................................................    F-8

After the recapitalization discussed in Note 9 to the Financial Statements is effected, we will be in a position to render the following report.

                                               ARTHUR ANDERSEN LLP

Philadelphia, Pa.

August 27, 1997


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Box Hill Systems Corp.:

     We have audited the accompanying balance sheet of Box Hill Systems Corp. (a New York Corporation) as of December 31, 1996, and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Box Hill Systems Corp. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Philadelphia, Pa.
March 21, 1997 (except with
  respect to the matter discussed
  in Note 9 as to which the
  date is             , 1997)

After the recapitalization discussed in Note 9 to the Financial Statements is effected, we will be in a position to render the following report.

                                               PERELSON WEINER
New York, NY

August 27, 1997


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Box Hill Systems Corp.


     We have audited the accompanying balance sheet of Box Hill Systems Corp., an S corporation, as of December 31, 1995 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Box Hill Systems Corp. as of December 31, 1995 and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.


New York, NY
January 30, 1997 (except with respect
to the matters discussed in Note 9
as to which the date is           , 1997)

                             BOX HILL SYSTEMS CORP.

                                 BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)


                                                                                 JUNE 30, 1997
                                                        DECEMBER 31,         ---------------------
                                                     -------------------                 PRO FORMA
                                                      1995        1996       ACTUAL      (NOTE 2)
                                                     -------     -------     -------     ---------
                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................   $ 3,478     $   994     $ 6,536      $ 6,536
  Accounts receivable, net of allowance of $162,
     $206 and $206................................     5,294       9,238      10,877       10,877
  Inventories.....................................     4,224       6,114       8,022        8,022
  Prepaid expenses and other......................       121         215         227          227
  Deferred income taxes...........................        --          --          --          614
                                                     -------     -------     -------      -------
          Total current assets....................    13,117      16,561      25,662       26,276
Property and equipment, net.......................       828         855         821          821
Deferred income taxes.............................        --          --          --           74
                                                     -------     -------     -------      -------
                                                     $13,945     $17,416     $26,483      $27,171
                                                     =======     =======     =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable................................   $ 4,062     $ 5,152     $ 7,611      $ 7,611
  Accrued expenses................................       567       1,111       6,013        6,013
  Customer deposits...............................       795       1,346       2,126        2,126
  Deferred revenues...............................       424         883       1,227        1,227
  Distribution payable to shareholders............        --          --          --       10,500
                                                     -------     -------     -------      -------
          Total current liabilities...............     5,848       8,492      16,977       27,477
                                                     -------     -------     -------      -------
Deferred rent.....................................       154         155         168          168
                                                     -------     -------     -------      -------
Commitments and contingencies (Note 8)

Shareholders' equity (deficit):
  Preferred stock, $.01 par value, 5,000,000
     shares authorized. None issued...............        --          --          --           --
  Common stock, $.01 par value, 40,000,000 shares
     authorized, 9,900,000 shares issued and
     outstanding..................................        99          99          99           99
  Retained earnings (accumulated deficit).........     7,844       8,670       9,239         (573)
                                                     -------     -------     -------      -------
          Total shareholders' equity (deficit)....     7,943       8,769       9,338         (474)
                                                     -------     -------     -------      -------
                                                     $13,945     $17,416     $26,483      $27,171
                                                     =======     =======     =======      =======


        The accompanying notes are an integral part of these statements.

                             BOX HILL SYSTEMS CORP.

                              STATEMENTS OF INCOME

                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)


                                                                                 SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            JUNE 30,
                                               -----------------------------    ------------------
                                                1994       1995       1996       1996       1997
                                               -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Net revenues................................   $55,232    $40,225    $50,027    $23,144    $32,228
Cost of goods sold..........................    33,568     24,067     33,028     15,234     20,828
                                               -------    -------    -------    -------    -------
          Gross profit......................    21,664     16,158     16,999      7,910     11,400
                                               -------    -------    -------    -------    -------
Operating expenses:
  Shareholder officers' compensation........    15,174      9,067      6,347      2,914      4,908
  Engineering and product development.......     1,420      1,634      2,071      1,036      1,082
  Sales and marketing.......................     2,405      3,150      5,325      2,479      3,285
  General and administrative................     1,351      1,931      2,348      1,065      1,418
                                               -------    -------    -------    -------    -------
                                                20,350     15,782     16,091      7,494     10,693
                                               -------    -------    -------    -------    -------
          Operating income..................     1,314        376        908        416        707
Interest income.............................        73         83        144         43         22
Interest expense............................      (135)      (116)        --         --         --
                                               -------    -------    -------    -------    -------
          Income before income taxes........     1,252        343      1,052        459        729
Income taxes................................       426        311        226        103        160
                                               -------    -------    -------    -------    -------
Net income..................................   $   826    $    32    $   826    $   356    $   569
                                               =======    =======    =======    =======    =======
Pro forma data (unaudited) (Note 2):
  Pro forma income before income taxes......                         $ 6,124    $ 2,735    $ 4,999
  Pro forma income taxes....................                           2,358      1,053      1,925
                                                                     -------    -------    -------
  Pro forma net income......................                         $ 3,766    $ 1,682    $ 3,074
                                                                     =======    =======    =======
  Pro forma net income per share............                         $   .32    $   .14    $   .26
                                                                     =======    =======    =======
  Shares used in computing pro forma net
     income per share.......................                          11,815     11,805     11,824
                                                                     =======    =======    =======


        The accompanying notes are an integral part of these statements.

                             BOX HILL SYSTEMS CORP.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)


                                                   COMMON STOCK
                                               ---------------------      RETAINED
                                                SHARES        AMOUNT      EARNINGS          TOTAL
                                               ---------      ------      --------      -------------
Balance, December 31, 1993.................    9,900,000       $ 99        $6,986          $ 7,085
  Net income...............................           --         --           826              826
                                               ---------       ----        ------           ------
Balance, December 31, 1994.................    9,900,000         99         7,812            7,911
  Net income...............................           --         --            32               32
                                               ---------       ----        ------           ------
Balance, December 31, 1995.................    9,900,000         99         7,844            7,943
  Net income...............................           --         --           826              826
                                               ---------       ----        ------           ------
Balance, December 31, 1996.................    9,900,000         99         8,670            8,769
  Net income (unaudited)...................           --         --           569              569
                                               ---------       ----        ------           ------
Balance, June 30, 1997 (unaudited).........    9,900,000       $ 99        $9,239          $ 9,338
                                               =========       ====        ======           ======


        The accompanying notes are an integral part of these statements.

                             BOX HILL SYSTEMS CORP.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,               JUNE 30,
                                           ------------------------------      ------------------
                                            1994        1995        1996        1996        1997
                                           ------      ------      ------      ------      ------
                                                                                  (UNAUDITED)
Operating Activities:
  Net income..........................     $  826      $   32      $  826      $  356      $  569
     Adjustments to reconcile net
       income to net cash provided by
       (used in) operating activities
       --
       Depreciation and
          amortization................        174         210         257         124         126
       Other..........................         21          21          45          --          13
       Changes in operating assets and
          liabilities --
            Accounts receivable.......       (421)      3,074      (3,989)     (2,361)     (1,639)
            Inventories...............     (1,680)        318      (1,890)        240      (1,908)
            Prepaid expenses and
               other..................        (44)        (50)        (94)       (134)        (12)
            Accounts payable..........       (680)        934       1,090        (842)      2,459
            Accrued expenses..........         50         102         545       2,635       4,902
            Customer deposits.........        717         (73)        551         232         780
            Deferred revenues.........         --         424         459         505         344
                                           ------      ------      ------      ------      ------
            Net cash provided by (used
               in) operating
               activities.............     (1,037)      4,992      (2,200)        755       5,634
                                           ------      ------      ------      ------      ------
Investing Activities:
  Purchases of property and
     equipment........................       (519)       (375)       (284)       (146)        (92)
  Other...............................       (225)        225          --          --          --
                                           ------      ------      ------      ------      ------
            Net cash used in investing
               activities.............       (744)       (150)       (284)       (146)        (92)
                                           ------      ------      ------      ------      ------
Financing Activities:
  Advances from (repayments to)
     shareholders.....................        401      (3,401)         --          --          --
                                           ------      ------      ------      ------      ------
            Net increase (decrease) in
               cash and cash
               equivalents............     (1,380)      1,441      (2,484)        609       5,542
Cash and cash equivalents, beginning
  of period...........................      3,417       2,037       3,478       3,478         994
                                           ------      ------      ------      ------      ------
Cash and cash equivalents, end of
  period..............................     $2,037      $3,478      $  994      $4,087      $6,536
                                           ======      ======      ======      ======      ======


        The accompanying notes are an integral part of these statements.

                             BOX HILL SYSTEMS CORP.

                         NOTES TO FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)


         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED


                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Background

     Box Hill Systems Corp. (the "Company"), designs, manufactures, markets and supports high performance data storage systems for the Open Systems computing environment. The Company employs a direct marketing strategy aimed at data-intensive industries which, to date, include financial services, telecommunications, health care, government/defense and academia. The Company's manufacturing operations consist primarily of assembly and integration of components and subassemblies into the Company's products. The Company's manufacturing, research and development and principal sales and marketing operations are conducted from a single, leased facility in New York City.

Interim Financial Statements


     The financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited. In the opinion of management, this financial information includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth. The results of operations for the six months ended June 30, 1997, are not necessarily indicative of the results to be expected for the full year.


Use of Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Product Warranty


     The Company recognizes revenue on product sales when products are shipped. Revenues are presented net of sales discounts and returns and allowances. Revenues from maintenance contracts are deferred and recognized on a straight-line basis over the contract term, generally twelve months. The Company generally extends to its customers the warranties provided to the Company by its suppliers. The Company provides for the estimated cost that may be incurred for product warranties in the period the related revenue is recognized. To date, the Company's suppliers have covered the majority of the Company's warranty costs. There can be no assurance that such suppliers will continue to cover such costs in the future, which could have a material adverse effect on the Company's financial position and results of operations.


Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less. Cash equivalents consist principally of money market mutual funds.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market and consist principally of purchased components used as raw materials.

                             BOX HILL SYSTEMS CORP.

Property and Equipment

     Property and equipment are recorded at cost. Equipment and furniture are depreciated using accelerated methods over their estimated useful lives (5 to 7 years). Leasehold improvements are amortized on a straight-line basis over the life of the lease. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of these assets, the applicable cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of income.

Advertising Costs


     The Company expenses advertising costs as incurred. For the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, advertising expense was $343, $383, $520, $221 and $249, respectively.


Product Development

     Research and development costs are expensed as incurred. In conjunction with the development of its products, the Company incurs certain software development costs. No costs have been capitalized pursuant to SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," since the period between achieving technological feasibility and completion of such software is relatively short and software development costs qualifying for capitalization have been insignificant.

Income Taxes

     The Company has elected to be taxed as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Tax Code. Accordingly, no provision has been made for federal or state income taxes since the Company's shareholders' are taxed directly on their proportionate share of the Company's taxable income. Income taxes consist of New York City taxes and state franchise taxes.


     Immediately preceding the Company's proposed initial public offering (see
Note 9), the Company will terminate its S Corporation status and will become subject to federal and state income taxes. Upon terminating its S Corporation status, the Company will record a tax benefit for the recognition of a net deferred tax asset, estimated at $688 as of June 30, 1997 (see Note 2).


Supplemental Cash Flow Disclosures


     Cash paid for interest was $135 and $116, for the years ended December 31, 1994 and 1995. Cash paid for income taxes for the years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1996 and 1997, was $485, $355, $256, $113 and $95, respectively.


New Accounting Pronouncements

     In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The Company adopted the disclosure requirements of SFAS No. 123 relative to its employee stock compensation plan (see Note 5).

     In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". This statement is effective for fiscal years ending after December 15, 1997 and, when adopted, will

                             BOX HILL SYSTEMS CORP.

require restatement of prior years' earnings per share. The adoption of SFAS No. 128 will not have a material effect on the pro forma net income per share reported in the accompanying financial statements.

2. PRO FORMA DATA (UNAUDITED)

Pro Forma Balance Sheet Data


     The pro forma balance sheet of the Company as of June 30, 1997 reflects (i) a distribution payable to the shareholders of the Company of all previously taxed, but undistributed, S Corporation earnings (estimated at $10,500 as of June 30, 1997), and (ii) a net deferred tax asset which will be recorded by the Company as a result of terminating its S Corporation status shortly before the effective date of the Offering (estimated at $688 as of June 30, 1997). The deferred income tax asset will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities as of the termination of S Corporation status, and will be recorded as an income tax benefit in the quarter in which the Offering is completed. The actual deferred tax asset recorded will be adjusted to reflect the effect of operations from July 1, 1997 through the termination of the S Corporation status. In addition, the actual amount of the distribution will be adjusted to reflect the taxable income and any shareholder distributions during the same period.



     The significant items comprising the Company's pro forma net deferred tax asset as of June 30, 1997, are as follows:



        Allowance for doubtful accounts....................................     $  79
        Inventory reserves.................................................       228
        Accrued expenses and other.........................................       304
        Deferred rent......................................................        68
        Depreciation.......................................................         9
                                                                                 ----
                                                                                $ 688
                                                                                 ====


Pro Forma Income Statement Data


     In connection with the proposed Offering, the Company entered into employment agreements with three of its officers, who are the current shareholders, which provide for a combined minimum annual base compensation of $1,275, in addition to provisions for benefits, termination and certain incentive compensation based on future revenues and earnings (see Note 9). For informational purposes, pro forma income before income taxes for the year ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 has been presented to reflect the elimination of historical shareholder officers' compensation expense in excess of the base salary amounts included in employment agreements.



     Additionally, immediately preceding the Offering, the Company will terminate its status as an S Corporation and will be subject to federal and state income taxes. Accordingly, for informational purposes, the accompanying statements of income for the year ended December 31, 1996, and the six months ended June 30, 1996 and 1997 include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C Corporation, based on the tax laws in effect during the respective periods. The pro forma adjustment for income taxes does not include a one-time income tax benefit related to the recognition of a net deferred tax asset which will be recorded by the Company upon terminating its S Corporation status (estimated at $688 as of June 30, 1997).

                             BOX HILL SYSTEMS CORP.

     The difference between the federal statutory income tax rate and the pro forma effective income tax rate for the year ended December 31, 1996 is as follows:

        Federal statutory rate.............................................     34.0%
        State and local income taxes, net of federal benefit...............      6.2
        Other..............................................................     (1.7)
                                                                                -----
                                                                                38.5%
                                                                                =====

Pro Forma Net Income Per Share


     Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of dilutive common stock options, and after giving effect to the estimated number of shares that would be required to be sold (assuming an initial public offering price of $13.00 per share) to fund a distribution to the current shareholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $10,500 had such distribution occurred on June 30, 1997. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalents issued by the Company during the 12 months immediately preceding the Offering have been included in the calculation of the shares used in computing pro forma net income per share as if they were outstanding for all periods presented using the treasury stock method.


3. RISKS AND UNCERTAINTIES

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on new products, dependence on a limited number of suppliers of key components, reliance on a limited number of principal customers, concentration of customers in targeted industries, difficulties in managing growth, competition, competitive pricing, dependence on key personnel, enforcement of the Company's intellectual property rights, dependence on a single production facility, and an uneven pattern of quarterly results.

Concentration of Credit Risk


     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company does not require collateral or other securities to support customer receivables. The majority of the Company's net revenues are derived from sales to customers in the financial services and telecommunications industries and a significant amount of the Company's net revenues are derived from sales to customers located in the New York City area. For the year ended December 31, 1994, two principal customers accounted for 12.8% and 10.4%, respectively, of the Company's net revenues. For the year ended December 31, 1995, one of those customers and a different principal customer accounted for 13.4% and 10.1%, respectively, of the Company's net revenues. In 1996, and for the six months ended June 30, 1997, no single customer accounted for greater than 10% of the Company's net revenues.

                             BOX HILL SYSTEMS CORP.

Export Sales


     The following table summarizes export sales by geographical region:



                                                 YEAR ENDED DECEMBER 31,         SIX MONTHS
                                                --------------------------     ENDED JUNE 30,
                                                1994       1995       1996          1997
                                                ----       ----       ----     --------------
    Asia......................................   8.4%      10.3%       9.1%          5.5%
    Europe....................................   7.6        4.7        8.3           8.7
    Other.....................................   0.6        0.8        0.6           0.5
                                                ----       ----       ----          ----
                                                16.6%      15.8%      18.0%         14.7%
                                                ====       ====       ====          ====


Dependence on Suppliers


     The Company purchases substantially all of its disk drives, a critical component of its storage products, from one supplier. Approximately 51.1%, 35.6%, 52.7% and 39.4% of the Company's total component purchases were made from this supplier for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1997, respectively. Additionally, the Company purchases all of its DLT tape drives from another supplier, which is the only source for such tape drives. Approximately 13.8%, 16.5% and 9.7% of the Company's total component purchases were from this supplier for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, respectively. There are a limited number of suppliers for certain of the Company's other components and management believes that other suppliers could provide certain similar products on comparable terms. Any shortage of key components and any delay or other difficulty in obtaining such components from other suppliers and integrating them into the Company's products or lack of supply from sole source suppliers could have a material adverse effect on the Company's financial position and results of operations.


4. PROPERTY AND EQUIPMENT


                                                               DECEMBER 31,
                                                            ------------------     JUNE 30,
                                                             1995        1996        1997
                                                            ------      ------     ---------
     Equipment and furniture.............................   $1,064      $1,325      $ 1,385
     Leasehold improvements..............................      405         428          460
                                                            ------      ------       ------
                                                             1,469       1,753        1,845
     Less -- Accumulated depreciation....................     (641)       (898)      (1,024)
                                                            ------      ------       ------
                                                            $  828      $  855      $   821
                                                            ======      ======       ======



     Depreciation expense was $174, $210, $257, $124 and $126 for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, respectively.


5. STOCK INCENTIVE PLAN

     The Company's stock incentive plan ("the Plan"), adopted in May 1995 and as amended in July 1997, provides for the granting of incentive and nonqualified stock options to employees, non-employee directors, and consultants. The Company has currently reserved 2,392,500 shares of Common Stock for issuance pursuant to the Plan. The terms and conditions of grants of stock options are determined by the Board of Directors in accordance with the terms of the Plan.

                             BOX HILL SYSTEMS CORP.

     Information with respect to the options under the Plan is as follows:


                                            NUMBER OF        RANGE OF         WEIGHTED AVERAGE
                                             SHARES       EXERCISE PRICES      EXERCISE PRICE
                                            ---------     ---------------     ----------------
     Balance, December 31, 1994...........         --       $        --            $   --
     Grants...............................  1,043,833         .64-  .75               .69
                                            ---------         ---------            ------
     Balance, December 31, 1995...........  1,043,833         .64-  .75               .69
     Grants...............................     68,947         .83- 5.02              1.93
                                            ---------         ---------            ------
     Balance, December 31, 1996...........  1,112,780         .64- 5.02               .77
     Grants...............................     23,100        5.03-10.61              8.22
     Forfeitures..........................    (19,833)        .75- 5.02              1.66
                                            ---------         ---------            ------
     Balance, June 30, 1997...............  1,116,047       $ .64-10.61            $  .78
                                            =========         =========            ======



     At June 30, 1997, no options were exercisable and 1,276,453 options were available for future grant. The options are exercisable 10 years from the date of the grant, or vest ratably over five years from the grant date upon a sale of the Company or a public offering of the Company's Common Stock, as defined (see
Note 9).



     In July 1997, the Company issued an option to a new director to purchase 346,500 shares of the Company's Common Stock at an exercise price of $12.73 per share. In August 1997, the Company issued options to two new directors to purchase an aggregate of 183,250 shares of Common Stock at the initial public offering price per share. These options vest ratably over four years, beginning in October 1997, and are exercisable through July 2002.


     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock option plan. The disclosure requirements of SFAS No. 123 were adopted by the Company in 1996. Had compensation cost for the Plan been determined based upon the fair value of the options at the date of grant, as prescribed by SFAS No. 123, the Company's pro forma net income and pro forma net income per share would have been reduced to the following amounts:


                                                                                  SIX MONTHS
                                                                YEAR ENDED          ENDED
                                                               DECEMBER 31,        JUNE 30,
                                                                   1996              1997
                                                               ------------      ------------
    Pro forma net income, as reported.....................       $  3,766          $  3,074
    Pro forma net income, as adjusted.....................          3,661             3,010
    Pro forma net income per share, as reported...........            .32               .26
    Pro forma net income per share, as adjusted...........            .31               .25



     The weighted average fair value of each stock option granted during the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997 was $.46, $1.86 and $5.43, respectively. As of June 30, 1997, the weighted average remaining contractual life of each stock option outstanding was 8.3 years. The weighted average remaining contractual life of each stock option granted during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 was 7.6, 8.9 and 9.8

                             BOX HILL SYSTEMS CORP.

years, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                               DECEMBER 31,
                                                           ---------------------     JUNE 30,
                                                             1995         1996         1997
                                                           --------     --------     ---------
    Risk-free interest rate.............................       6.1%         6.0%         6.1%
    Expected dividend yield.............................         --           --           --
    Expected life.......................................    7 years      7 years      7 years
    Expected volatility.................................        60%          60%          60%


     Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

6. RELATED PARTY TRANSACTIONS


     In connection with working capital needs, two shareholders made certain advances to the Company which were repaid in 1995. The advances bore interest at rates ranging from 8% to 10% per annum. The Company recorded interest expense of $135 and $116 for the years ended December 31, 1994 and 1995, respectively, related to such advances.



     During 1995, the Company's shareholders formed an affiliated Company, Box Hill Systems Europe Ltd. ("Box Hill Europe"), to provide marketing and technical support services to the Company. For the years ended December 31, 1995 and 1996, and for the six months ended June 30, 1996 and 1997, the Company expensed $99, $316, $157 and $160, respectively, related to operating costs of Box Hill Europe. The Company had a payable to Box Hill Europe of $55 and $65 as of December 31, 1996 and June 30, 1997, respectively. The Company expects Box Hill Europe to operate as a separate independent company after the Offering.



7. EMPLOYEE BENEFIT PLANS



Retirement Savings Plan



     Effective August 1, 1995, the Company established a retirement savings plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers all employees who were employed on the effective date of the plan or upon the attainment of age 21. The Company can make discretionary contributions to the plan. No contributions were made to the Plan for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1997.



Employee Stock Purchase Plan



     In August 1997, the Company adopted an employee stock purchase plan under the provision of Section 423 of the Internal Revenue Code. The plan provides eligible employees of the Company with an opportunity to purchase shares of the Company's Common Stock at 85% of fair market value, as defined. The Company has reserved 250,000 shares of Common Stock for issuance pursuant to this plan and no shares have been issued.


8. COMMITMENTS AND CONTINGENCIES

Operating Leases


     The Company leases its primary operating facility under a noncancelable operating lease which expires in September 2007. The lease provides for a rent abatement which is being amortized over the

                             BOX HILL SYSTEMS CORP.

life of the lease. Rent expense for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, was $135, $366, $369, $179 and $201, respectively.


     Future minimum lease payments, on a cash basis, under all noncancelable operating leases at December 31, 1996, are as follows:

                    1997........................................    $   347
                    1998........................................        337
                    1999........................................        337
                    2000........................................        356
                    2001........................................        370
                    Thereafter..................................      1,464
                                                                     ------
                                                                    $ 3,211
                                                                     ======

Employment Agreements


     The Company has an employment contract with its Chief Executive Officer ("CEO") which provides for base annual compensation, incentive bonus, benefits and termination. Either the Company or the CEO may terminate the agreement at any time with or without cause. However, if the Company terminates the agreement without cause, the Company must continue to pay the CEO for a one-year period subsequent to the termination. The agreement contains a non-competition covenant for a one-year period following termination of employment.


     On July 15, 1997, the Company entered into employment agreements with its three shareholder officers, which commence on the closing date of the Company's initial public offering (see Note 9). The agreements provide for combined minimum annual base compensation of $1,275, benefits termination, non-competition and death benefits. The agreements extend through December 31, 2000. In addition, the shareholder officers are eligible for a combined annual bonus equal to (i) 1.0% of the consolidated net revenues of the Company in excess of $100 million, plus (ii) 8.0% of the Company's income before income taxes in excess of $20 million, for any fiscal year during the agreement term.

Litigation

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

9. RECAPITALIZATION:


     The Company is contemplating an initial public offering of 4,600,000 shares of its Common Stock, of which 1,900,000 will be sold by current shareholders. In connection therewith, on July 3, 1997, the Company's Board of Directors and shareholders approved an amendment to the Company's Certificate of Incorporation to be filed prior to the Offering authorizing 5,000,000 shares of $.01 par value Preferred stock and authorized a 3.3-for-1 split of its Common Stock to be effected prior to the Offering. The authorized Preferred Stock and the stock split have been retroactively reflected in the accompanying financial statements.

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   16
Termination of S Corporation Status
  and Dividend Policy.................   16
Capitalization........................   17
Dilution..............................   18
Selected Historical and Pro Forma
  Financial Data......................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   27
Management............................   36
Certain Transactions..................   42
Principal and Selling Shareholders....   43
Description of Capital Stock..........   44
Shares Eligible for Future Sale.......   46
Underwriting..........................   47
Legal Matters.........................   48
Experts...............................   48
Change in Accountants.................   48
Additional Information................   49
Glossary..............................   50
Index to Financial Statements.........  F-1


                            ------------------------
UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


4,600,000 SHARES


BOX HILL SYSTEMS CORP.

COMMON STOCK
($.01 PAR VALUE)
                                  BOXHILL LOGO
SALOMON BROTHERS INC

MONTGOMERY SECURITIES

PROSPECTUS

DATED           , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All of such amounts (except the SEC Registration Fee and NASD Filing Fee) are estimated.


        SEC Registration Fee.............................................  $  22,442
        NASD Filing Fee..................................................      7,900
        New York Stock Exchange Filing Fee...............................     62,450
        Printing and Engraving Costs.....................................    100,000
        Legal Fees and Expenses..........................................    140,000
        Accounting Fees and Expenses.....................................    270,000
        Transfer Agent and Registrar Fees and Expenses...................      3,500
        Miscellaneous....................................................     18,708
                                                                             -------
                  Total..................................................  $ 625,000
                                                                             -------



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Certificate of Incorporation of the Company provides that a director of the Company shall not be liable to the Company or its shareholders for damages for any breach of duty in such capacity unless a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the New York Business Corporation Law.

     The By-laws of the Company further provide that the Company shall indemnify any officer or director of the Company for his or her reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with his or her defense of any action (except an action by the Company in its own right) to which he or she becomes a party by reason of the fact that such individual served as an officer or director or employee of the Company or of any corporation in which he or she served at the request of the Company, unless judgment or final adjudication adverse to the officer or director establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     Section 722 of the New York Business Corporation Law provides, in substance, that New York corporations may indemnify their directors and officers in connection with actions or proceedings (other than one by or in the right of the corporation to procure a judgment in its favor) brought against such directors or officers, including actions brought against such directors or officers by or in the right of any other corporation, by reason of the fact that they are or were such directors or officers, against judgements, fines, amounts paid in settlement and reasonable expenses.

     The Company's employment agreements with Dr. Benjamin Monderer, Ms. Carol Turchin and Mr. Mark Mays, all executive officers and directors of the Company, its compensation agreement with Mr. Philip Black, a director of the Company and its Chief Executive Officer, and an agreement with Mr. Finis Conner, a director of the Company, provide for the indemnification of those individuals to the extent of the foregoing.

     Under Section 8 of the Underwriting Agreement, the Representatives are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities under the Securities Act.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following information relates to securities of the Company issued or sold within the past three years which were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

     (1) In May 1995 the Company amended its Certificate of Incorporation to increase the Company's authorized shares of Common Stock to 40,000,000, par value $.01 per share, and recapitalized its outstanding 15 shares held by Dr. Benjamin Monderer, Ms. Carol Turchin and Mr. Mark Mays into 3,000,000 shares of Common Stock. In July 1997, the Board of Directors authorized an issuance to the shareholders prior to the consummation of the Offering of a dividend of 3.3 shares of Common Stock for each share held. In the opinion of the Company, the recapitalization and the stock dividend did not constitute offers or sales under the Securities Act.


     (2) During the period from May 1995 through August 25, 1997, the Company granted options to purchase an aggregate 1,645,797 shares of Common Stock (after giving retroactive effect to the share dividend) under its Incentive Program to 94 employees and three directors of the Company. The options included grants of options with respect to an aggregate of 1,124,575 shares granted to officers and Directors as a group and to the wife of an officer who is also an employee. None of the options are exercisable prior to the commencement of the public offering of the shares being registered pursuant to this Registration Statement. The Company intends to register the shares subject to the Incentive Program on a Registration Statement on Form S-8 which will be filed shortly after the effective date of this Registration Statement.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

(a) EXHIBITS


EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
 1.1     Form of Underwriting Agreement
 3.1     Certificate of Incorporation of the Company*
 3.2     Form of Amendment to Certificate of Incorporation authorizing Preferred Stock to be filed prior to commencement of Offering
 3.3     Amended and Restated By-laws of the Company*
 4.1     Form of Common Stock certificate of the Company
 5.1     Opinion of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC
10.1     Compensation Plan and Agreement between the Company and Philip Black*
10.2     Form of Employment Agreement between the Company and Carol Turchin*
10.3     Form of Employment Agreement between the Company and Benjamin Monderer*
10.4     Form of Employment Agreement between the Company and Mark Mays*
10.5     Incentive Program of the Company, as amended
10.6     License Agreement with Emulex Corporation
10.7     Lease Agreement, dated as of December 23, 1993, as extended and modified, related to the Company's facilities in New York City
10.8     Employee Stock Purchase Plan
10.9     Voting Agreement dated July 31, 1997 among Dr. Monderer, Ms. Turchin and Mr. Mays
11.1     Statement regarding computation of pro forma net income per share

EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
16       Letter re: change in certifying accountants
23.1     Consent of Arthur Andersen LLP
23.2     Consent of Perelson Weiner
23.3     Consent of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC (contained in
         Exhibit 5.1)
24       Power of Attorney (included with the signature page hereof)*
27       Financial Data Schedule


(b) FINANCIAL STATEMENT SCHEDULE

     Schedule II -- Valuation and Qualifying Accounts
---------------

* Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 27th day of August, 1997.


                                          BOX HILL SYSTEMS CORP.

                                          By: /s/     PHILIP BLACK
                                            ------------------------------------
                                            Philip Black
                                            Chief Executive Officer


     Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                      CAPACITY IN WHICH SIGNED                DATE
-----------------------------------      -------------------------------      ----------------

       /s/ BENJAMIN MONDERER             Chairman of the Board,               August 27, 1997
-----------------------------------      President and Chief Technical
         Benjamin Monderer               Officer

         /s/ CAROL TURCHIN               Executive Vice President and         August 27, 1997
-----------------------------------      Director
           Carol Turchin

         /s/ PHILIP BLACK                Chief Executive Officer and          August 27, 1997
-----------------------------------      Director
           Philip Black

    /s/ R. ROBERT REBMANN, JR.           Chief Financial Officer and          August 27, 1997
-----------------------------------      Treasurer (Principal Financial
      R. Robert Rebmann, Jr.             and Accounting Officer)

         /s/ MARK A. MAYS                Vice President, Secretary and        August 27, 1997
-----------------------------------      Director
           Mark A. Mays

     After the recapitalization discussed in Note 9 to the Financial Statements is effected, we will be in a position to render the following report.

                                          ARTHUR ANDERSEN LLP
Philadelphia, Pa.

August 27, 1997


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Box Hill Systems Corp.:

     We have audited in accordance with generally accepted auditing standards, the financial statements of Box Hill Systems Corp. as of December 31, 1996 and for the year then ended (except with respect to the matters discussed in Note 9
as to which the date is           , 1997). Our audit was made for the purpose of
forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Philadelphia, Pa.,
March 21, 1997

     After the recapitalization discussed in Note 9 to the Financial Statements is effected, we will be in a position to render following report.

                                                                 PERELSON WEINER
New York, NY

August 27, 1997


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Box Hill Systems Corp.


     We have audited in accordance with generally accepted auditing standards, the balance sheet of Box Hill Systems Corp. as of December 31, 1995 and the statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1995 and 1994 and have issued our report thereon dated January 30, 1997 (except with respect to the matters discussed in Note 9 as to
which the date is           , 1997). Our audit was made for the purpose of
forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial required to be forth therein in relation to the basic financial statements taken as a whole.



New York, New York

January 30, 1997

                             BOX HILL SYSTEMS CORP.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                 BALANCE,        CHARGES     DEDUCTIONS     BALANCE,
                                               BEGINNING OF        TO           FROM         END OF
                                                  PERIOD         EXPENSE      RESERVE        PERIOD
                                               -------------     -------     ----------     --------
RESERVE FOR DOUBTFUL ACCOUNTS:
June 30, 1997 (unaudited)....................      $ 206          $  --         $ --          $206
December 31, 1996............................      $ 162          $  44         $ --          $206
December 31, 1995............................      $  54          $ 108         $ --          $162
December 31, 1994............................      $   5          $  49         $ --          $ 54

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                    DESCRIPTION                                    PAGE
------   ------------------------------------------------------------------------------  ----
 1.1     Form of Underwriting Agreement................................................
 3.1     Certificate of Incorporation of the Company*..................................
 3.2     Form of Amendment to Certificate of Incorporation authorizing Preferred Stock to be filed prior to commencement of Offering.................................
 3.3     Amended and Restated By-laws of the Company*..................................
 4.1     Form of Common Stock certificate of the Company...............................
 5.1     Opinion of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC............
10.1     Compensation Plan and Agreement between the Company and Philip Black*.........
10.2     Form of Employment Agreement between the Company and Carol Turchin*...........
10.3     Form of Employment Agreement between the Company and Benjamin Monderer*.......
10.4     Form of Employment Agreement between the Company and Mark Mays*...............
10.5     Incentive Program of the Company, as amended..................................
10.6     License Agreement with Emulex Corporation.....................................
10.7     Lease Agreement, dated as of December 23, 1993, as extended and modified, related to the Company's facilities in New York City..........................
10.8     Employee Stock Purchase Plan
10.9     Voting Agreement dated July 31, 1997 among Dr. Monderer, Ms. Turchin and Mr.
         Mays
11.1     Statement regarding computation of pro forma net income per share.............
16       Letter re: change in certifying accountants...................................
23.1     Consent of Arthur Andersen LLP................................................
23.2     Consent of Perelson Weiner....................................................
23.3     Consent of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC (contained in Exhibit 5.1)...............................................................
24       Power of Attorney (included with the signature page hereof)*..................
27       Financial Data Schedule.......................................................


---------------

* Previously filed.